CALCULATION OF REGISTRATION FEE

	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
3.375% Notes due 2022	$250,000,000	99.972%	$249,930,000	$34,091

(1)	Calculated in accordance with Rule 457(r) of the Securities Act and Rule 456(b) under the Securities Act.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-181785
333-181785-01

Prospectus supplement

(To prospectus dated May 31, 2012)

$250,000,000

Post Apartment Homes, L.P.

3.375% Notes due 2022

Post Apartment Homes is offering an aggregate of $250,000,000 of 3.375% notes due December 1, 2022. Post Apartment Homes will pay interest semi-annually on the notes on June 1 and December 1 of each year, beginning on June 1, 2013. The notes will mature on December 1, 2022. Post Apartment Homes may redeem some or all of the notes at any time at the prices described under “Description of notes — Optional Redemption” in this prospectus supplement.

The notes will be senior unsecured indebtedness of Post Apartment Homes and rank equally with Post Apartment Homes’ other senior unsecured indebtedness and will be effectively subordinate to Post Apartment Homes’ secured indebtedness and indebtedness of its subsidiaries. The notes will be issued only in fully registered book-entry form without coupons in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

The notes are a new issue of securities with no established trading market. Post Apartment Homes does not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system.

Investing in the notes involves risk. See “Risk Factors” included in Post Apartment Homes’ Annual Report on Form 10-K for the year ended December 31, 2011, which is incorporated herein by reference.

	Per note	Total
Price to public (1)	99.972%	$249,930,000
Underwriting discount	0.65%	$1,625,000
Proceeds to Post Apartment Homes (before expenses) (1)	99.322%	$248,305,000

(1)	Plus accrued interest, if any, from November 7, 2012, if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about November 7, 2012.

Joint Book-Running Managers

Wells Fargo Securities	J.P. Morgan	SunTrust Robinson Humphrey

Co-Managers

PNC Capital Markets LLC	Mitsubishi UFJ Securities		BB&T Capital Markets

Capital One Southcoast	TD Securities	US Bancorp	The Williams Capital Group, L.P.

The date of this prospectus supplement is November 2, 2012.

About this prospectus supplement

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined. This prospectus supplement may add to, update or change information in the accompanying prospectus and the documents incorporated by reference into this prospectus supplement or the accompanying prospectus.

If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. This prospectus supplement, the accompanying prospectus and the documents incorporated into each by reference include important information about us, the notes being offered and other information you should know before investing in our notes.

You should rely only on the information contained in or incorporated or deemed to be incorporated by reference in this prospectus supplement, the accompanying prospectus and any related free writing prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information that is in addition to or different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, offering to sell these notes in any state or jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any related free writing prospectus is accurate as of any date other than the date of the respective document. Our business, financial condition, liquidity, results of operations and prospects may have changed since those dates.

In this prospectus supplement and the accompanying prospectus, we refer to Post Apartment Homes, L.P., the operating partnership of Post Properties, Inc., as “Post Apartment Homes” or the “Operating Partnership” and we refer to Post Properties, Inc. as “Post Properties.” Unless the context otherwise requires, references to “our,” “we,” “us,” “Post” or “the Company” refer to Post Apartment Homes, Post Properties and their subsidiaries.

Forward-looking statements

Certain statements made in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein may constitute “forward-looking statements” within the meaning of the federal securities laws. Statements regarding future events and developments and our future performance, as well as management’s expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. Forward-looking statements include statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “plans,” “estimates,” “should,” or similar expressions. Examples of such statements in this prospectus supplement include, without limitation, repayment of certain senior unsecured indebtedness. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on beliefs and assumptions of our management, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding the market for our apartment communities, demand for apartments in the markets in which we operate, competitive conditions and general economic conditions. These assumptions could prove inaccurate. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to, the following:

•	The success of our business strategies;

•	Conditions affecting ownership of residential real estate and general conditions in the multi-family residential real estate market;

•	Uncertainties associated with our real estate development and construction;

•	Uncertainties associated with the timing and amount of apartment community sales;

•	Exposure to economic and other competitive factors due to market concentration;

•	Future local and national economic conditions, including changes in job growth, interest rates, the availability of mortgage and other financing and related factors;

•	Uncertainties associated with the global capital markets, including the continued availability of traditional sources of capital and liquidity and related factors;

•	Our ability to generate sufficient cash flows to make required payments associated with our debt financing;

•	The effects of our leverage on its risk of default and debt service requirements;

•	The impact of a downgrade in the credit rating of our securities;

•

The effects of a default by us or our subsidiaries on an obligation to repay outstanding indebtedness, including cross-defaults and cross-acceleration under other indebtedness or the responsibility for recourse guarantees;

•	The effects of covenants of Post Apartment Homes or its subsidiaries’ mortgage indebtedness on operational flexibility and default risks;

•	The effects of any decision by the government to eliminate Fannie Mae or Freddie Mac or reduce government support for apartment mortgage loans;

•	Post’s ability to maintain its current dividend level;

•	Uncertainties associated with our for-sale condominium housing business, including the timing and volume of condominium sales;

•	The impact of any additional charges we may be required to record in the future related to any impairment in the carrying value of our assets;

•	The impact of competition on our business, including competition for residents in our apartment communities and buyers of our for-sale condominium homes and development locations;

•	Our ability to compete for limited investment opportunities;

•	The effect of changes in interest rates and the effectiveness of interest rate hedging contracts;

•	The success of our acquired apartment communities;

•	Our ability to succeed in new markets;

•	The costs associated with compliance with laws requiring access to our properties by persons with disabilities;

•

The impact of our ongoing litigation with the U.S. Department of Justice (“DOJ”) regarding the Americans with Disabilities Act and the Fair Housing Act (including any award of compensatory or punitive damages or injunctive relief requiring us to retrofit apartments or public use areas or prohibiting the sale of apartment communities or condominium units) as well as the impact of other litigation;

•	The effects of losses from natural catastrophes in excess of insurance coverage;

•	Uncertainties associated with environmental and other regulatory matters;

•	Our ability to control joint ventures, properties in which we have joint ownership and corporations and limited partnership in which we have partial interests;

•	Our ability to renew leases or relet units as leases expire;

•	Post Properties’ ability to continue to qualify as a Real Estate Investment Trust (“REIT”) under the Internal Revenue Code;

•	Post Apartment Homes’ ability to continue to be treated as a partnership under the Internal Revenue Code;

•	The effects of changes in accounting policies and other regulatory matters detailed in our filings with the Securities and Exchange Commission (“SEC”);

•	Increased costs arising from health care reform;

•	Any breach of our privacy or information security systems; and

•	Other factors, including the risk factors discussed in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2011.

We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Post Apartment Homes

We are a developer and operator of upscale multifamily communities in ten markets throughout the United States. At September 30, 2012, we owned 60 apartment communities containing 22,218 apartment units, including 1,471 apartment units in four communities held in unconsolidated entities and 2,046 apartment units in seven communities currently under development or in lease-up. We are also selling luxury for-sale condominium homes in two communities through a taxable REIT subsidiary. At September 30, 2012, approximately 32.8%, 23.4%, 12.7% and 10.5% (on a unit basis) of our operating communities were located in the Atlanta, Georgia, Dallas, Texas, the greater Washington, D.C. and Tampa, Florida metropolitan areas, respectively.

Business Strategy

Our mission is to deliver superior satisfaction and value to our residents, associates and investors, with a vision to be the first choice in quality multi-family living. Key elements of our business strategy, as may be adjusted from time to time in response to current conditions in the capital markets and the U.S. economy, are as follows:

Investment, Disposition and Acquisition Strategy

Our investment, disposition and acquisition strategy is aimed to achieve a real estate portfolio that has uniformly high quality, low average age properties and cash flow diversification. Our plans to achieve our objectives have included reducing our asset concentration in Atlanta, Georgia, while at the same time, building critical mass in other core markets where we may currently lack the portfolio size to achieve operating efficiencies and the full value of the Post® brand. We define critical mass for this purpose as at least 2,000 apartment units or $200 million of investment in apartment communities in a particular market.

Our plans to achieve our objectives have included selling older and less competitively located properties, and we may also consider selling joint venture interests in some of our core properties, depending on market conditions. We expect that this strategy will provide capital to reinvest in new communities in dynamic neighborhoods and may also allow for leveraged returns through joint venture structures that preserve Post® branded property and asset management.

We are focusing on a limited number of major cities and have regional value creation capabilities. We have investment and development personnel to pursue acquisitions, development, rehabilitations and dispositions of apartment communities that are consistent with our market strategy. Our value creation capabilities include the regional value creation teams in Atlanta, Georgia (focusing on the Southeast and the mid-Atlantic markets and New York, New York) and Dallas, Texas (focusing on the Southwest, currently limited to the Texas market).

Key elements of our investment and acquisition strategy include instilling a disciplined team approach to development and acquisition decisions and selecting sites and properties in infill suburban and urban locations in strong primary markets that serve the higher-end multi-family consumer. We plan to develop, construct and continually maintain and improve our apartment communities consistent with quality standards our management believes are synonymous with the Post® brand. New acquisitions will be limited to properties that meet, or that are expected to be repositioned and improved to meet, our quality and location requirements. We will generally pursue acquisitions either to rebalance our property portfolio, using the proceeds of asset sales to redeploy capital in markets where critical mass is desired, or to pursue opportunistic purchases on a selective basis where market conditions warrant.

Post® Brand Name Strategy

The Post® brand name has been cultivated for more than 40 years, and its promotion has been integral to our success. Our management believes that the Post® brand name is synonymous with quality upscale apartment communities that are situated in desirable locations and that provide a high level of resident service. We believe that we provide our residents with a high level of service, including attractive landscaping and numerous amenities, including controlled access, high-speed connectivity, on-site business centers, on-site courtesy officers, urban vegetable gardens and fitness centers at a number of our communities.

Key elements in implementing our brand name strategy include extensively utilizing the trademarked brand name and coordinating our advertising programs to increase brand name recognition. During recent years, we implemented new internet-based marketing, started new customer service programs designed to maintain high levels of resident satisfaction and provided employees and residents new opportunities for community involvement, all intended to enhance what we believe is a valuable asset.

Service and Associate Development Strategy

Our service orientation strategy includes utilizing independent third parties to periodically measure resident satisfaction and providing performance incentives to our associates linked to delivering a high level of service and enhancing resident satisfaction. We also achieve our objective by investing in the development and implementation of training programs focused on associate development, improving the quality of our operations and the delivery of resident service.

Operating Strategy

Our operating strategy includes striving to be an innovator and a leader in anticipating customer needs while achieving operating consistency across our properties. We also will continue to explore opportunities to improve processes and technology that drive efficiency in our business. In recent years, we have implemented new property operating, centralized procurement and revenue pricing software for this purpose.

Financing and Liquidity Strategy

Our financing and liquidity strategy has been to maintain a strong balance sheet and to maintain our investment grade credit rating. Our plans to achieve our objectives have included generally limiting total effective leverage (debt and preferred equity) as a percentage of undepreciated real estate assets to not more than 55%, generally limiting variable rate indebtedness as a percentage of total indebtedness to not more than 25% and maintaining adequate liquidity through our unsecured lines of credit. At September 30, 2012, our total effective leverage (debt and preferred equity) as a percentage of undepreciated real estate assets, and our total variable rate indebtedness as a percentage of total indebtedness were below these percentages.

Post Properties is a self-administrated and self-managed equity real estate investment trust, or REIT. Through its wholly owned subsidiaries, Post Properties is the sole general partner of Post Apartment Homes, and it held 99.7% of the common limited partnership interests and 100% of the preferred limited partnership interests in Post Apartment Homes at September 30, 2012. Post conducts all of its business through Post Apartment Homes and subsidiaries of Post Apartment Homes.

Our executive offices are located at One Riverside, 4401 Northside Parkway, Suite 800, Atlanta, Georgia 30327, and our telephone number is (404) 846-5000.

Recent developments

Results of Operations

For the three months ended September 30, 2012, we reported net income available to common shareholders of $21.3 million, or $0.39 per diluted share, compared to net income of $7.9 million, or $0.15 per diluted share, for the three months ended September 30, 2011. For the nine months ended September 30, 2012, we reported net income available to common shareholders of $62.3 million, or $1.15 per diluted share, compared to net income of $16.3 million, or $0.32 per diluted share, for the nine months ended September 30, 2011.

Our net income available to common shareholders for the nine months ended September 30, 2012 included other income of $0.9 million relating primarily to a construction litigation settlement and a gain of $6.1 million on the sale of an asset. Our net income available to common shareholders for the nine months ended September 30, 2011 included a $0.4 million gain on the sale of a technology investment and $1.8 million of costs associated with our redemption of preferred stock.

Funds from Operations

We use the National Association of Real Estate Investment Trusts (“NAREIT”) definition of Funds from Operations (“FFO”) as an operating measure of our financial performance. A reconciliation of FFO to GAAP net income is included in the table provided below. FFO for the three months ended September 30, 2012 was $41.6 million, compared to $26.7 million, for the three months ended September 30, 2011. FFO for the nine months ended September 30, 2012 was $115.5 million, compared to $72.8 million, for the nine months ended September 30, 2011.

Our reported FFO for the nine months ended September 30, 2012 included the $0.9 million of other income discussed above. Our reported FFO for the nine months ended September 30, 2011 included costs related to the redemption of preferred stock, offset by the technology sale gain discussed above, totaling a net reduction to FFO of $1.3 million.

Development Activity

On October 29, 2012, we announced the development of our Post Soho Square™ apartment community located in the Hyde Park submarket of Tampa, Florida. Post Soho Square™ is planned to consist of 231 apartment units with an average unit size of approximately 880 square feet and approximately 10,556 square feet of retail space. The community is expected to have a total estimated development cost of approximately $39.8 million. The Company anticipates that the first apartment unit deliveries will occur in the first quarter of 2014.

In September and October 2012, we began leasing units at our Post South Lamar™ apartment community located in Austin, Texas and at the third phase of our Post Midtown Square® apartment community in Houston, Texas, respectively. As of October 26, 2012, Post South Lamar™ and Post Midtown Square®—Phase III were 11.7% and 3.2% leased, respectively.

In the aggregate, we have 2,046 units in seven apartment communities, and approximately 45,085 square feet of retail space, under development or in lease-up with a total estimated cost of $340.2 million. We currently expect to utilize available borrowings under our unsecured bank credit facilities, or other indebtedness, as well as proceeds from our on-going condominium sales and our at-the-market common equity sales program to fund future estimated construction expenditures.

Financing Activity

Corporate Credit Ratings

In September and October 2012, Standard and Poor’s Ratings Services and Moody’s Investors Service raised our corporate credit and senior unsecured credit ratings to BBB/Baa2, from BBB-/Baa3, respectively, and revised our outlook to stable, from positive.

As a result of these ratings actions, effective as of October 1, 2012, the interest rate on our $300 million unsecured bank term loan was reduced by 0.20%, to LIBOR plus 1.70%. After considering the interest rate swaps that hedge this debt, the unsecured term loan now bears interest at a blended fixed rate of approximately 3.24% (subject to any further adjustment based on subsequent changes in our credit ratings). The interest rates on our combined $330 million unsecured revolving lines of credit were also reduced as of that date by 0.175%, to LIBOR plus 1.225%, and the annual facility fee on the syndicated revolving line of credit was reduced as of that date by 0.075%, to 0.225% per annum.

Debt Retirement

On October 10, 2012, we repaid $53.0 million of secured mortgage indebtedness that became open for prepayment at par. The stated interest rate on the note was 5.50%, and it was originally scheduled to mature in January 2013.

At-the-Market Common Equity Activity

During the third quarter of 2012, we completed the sell-out of our initial at-the-market (ATM) common equity program that provided for the sale of up to 4 million shares of common stock. We also have available a second ATM common equity program that provides for the sale of up to an additional 4 million shares of common stock. As of October 26, 2012, no shares have been issued under that program. We expect to continue to use our ATM program as an additional source of capital and liquidity, to maintain the strength of our balance sheet and to fund our planned investment activities. Sales under these programs are dependent upon a variety of factors, including, among others, market conditions, the trading price of Post’s common stock, our liquidity position and the potential use of proceeds. During the third quarter of 2012, we sold 136,500 shares under the initial program, at an average gross price of $51.24 per share, producing net proceeds of $6.8 million. Since inception of this program, we have sold 4 million shares, at an average gross price of $41.48 per share, producing net proceeds of $162.2 million.

Reconciliation of FFO to GAAP Net Income

We use the NAREIT definition of FFO. FFO is defined by NAREIT as net income available to common shareholders determined in accordance with GAAP, excluding gains (or losses) from extraordinary items and sales of depreciable property, plus depreciation of real estate assets, and after adjustment for unconsolidated partnerships and joint ventures all determined on a consistent basis in accordance with GAAP. FFO is a supplemental non-GAAP financial measure. FFO presented herein is not necessarily comparable to FFO presented by other real estate companies because not all real estate companies use the same definition. Our FFO is comparable to the FFO of real estate companies that use the current NAREIT definition.

We also use FFO as an operating measure. Accounting for real estate assets using historical cost accounting under GAAP assumes that the value of real estate assets diminishes predictably over time. NAREIT stated in its April 2002 White Paper on Funds from Operations “since real estate asset values have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.” As a result, the concept of FFO was created by NAREIT for the REIT industry to provide an alternate measure. Since we agree with the concept of FFO and appreciate the reasons surrounding its creation, management believes that FFO is an important supplemental measure of operating performance. In addition, since most equity REITs provide FFO information to the investment community, we believe FFO is a useful supplemental measure for comparing our results to those of other equity REITs. We believe that the line on our consolidated statement of operations entitled “net income (loss) available to common shareholders” is the most directly comparable GAAP measure to FFO. FFO should not be considered as an alternative to net income available to common shareholders (determined in accordance with GAAP) as an indicator of our financial performance. While management believes that FFO is an important supplemental non-GAAP financial measure, management believes it is also important to stress that FFO should not be considered as an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity. Further, FFO is not necessarily indicative of sufficient cash flow to fund all of our needs or ability to service indebtedness or make distributions.

A reconciliation of net income available to common shareholders to FFO available to common shareholders and unitholders was as follows (in thousands):

	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Net income available to common shareholders	$21,285	$7,872	$62,320	$16,275
Noncontrolling interests — Operating Partnership	60	25	175	54
Depreciation on consolidated real estate assets, net	20,012	18,475	58,171	55,340
Depreciation on real estate assets held in unconsolidated entities	287	363	910	1,084
Gains on sales of depreciable real estate assets — unconsolidated entities	—	—	(6,055)	—

Funds from operations available to common shareholders and unitholders (1)	$41,644	$26,735	$115,521	$72,753

Weighted average shares outstanding — basic (2)	54,245	50,815	53,786	50,024
Weighted average shares and units outstanding — basic (2)	54,388	50,977	53,935	50,191
Weighted average shares outstanding — diluted (2)	54,522	51,217	54,126	50,421
Weighted average shares and units outstanding — diluted (2)	54,665	51,379	54,275	50,588

(1)	FFO for the nine months ended September 30, 2012, FFO included a loss on early extinguishment of indebtedness of $301. For the nine months ended September 30, 2011, FFO included $1,757 of preferred stock redemption costs.
(2)	Diluted weighted average shares and units include the impact of dilutive securities totaling 277 and 402 for the three months and 340 and 397 for the nine months ended September 30, 2012 and 2011, respectively. Additionally, basic and diluted weighted average shares and units included the impact of non-vested shares and units totaling 129 and 164 for the three months and 126 and 162 for the nine months ended September 30, 2012 and 2011, respectively, for the computation of FFO per share. Such non-vested shares and units are considered in the income (loss) per share computations under GAAP using the “two-class method.”

Use of proceeds

The net proceeds to Post Apartment Homes from this offering, after deducting the underwriting discount and all expenses of the offering payable by us, are expected to be approximately $248.0 million. We intend to use the net proceeds from this offering to redeem the remaining approximately $130.1 million in principal outstanding of our 6.30% senior unsecured notes, which mature on June 1, 2013, and pay premiums and related fees and expenses of approximately $4.1 million in connection therewith and for general corporate purposes, which may include future property acquisitions.

Ratio of earnings to fixed charges

	Nine Months Ended September 30, 2012(1)	Year Ended December 31,
		2011(1)	2010(1)	2009(1)		2008(1)		2007(1)
Post Apartment Homes, L.P.
Ratio of earnings to fixed charges	2.4x	1.4x	0.5x	0.5x	(2)	N/A	(2)	2.4x

(1)	Post Apartment Homes, L.P. adopted new guidance in ASC Topic 810 (previously SFAS No. 160) on January 1, 2009. The information in the table above for the years prior to the adoption of the new guidance has not been restated. The retrospective adoption of the new guidance would not have a material impact on the Ratio of Earnings to Fixed Charges for the prior years presented above.
(2)	Post Apartment Homes, L.P. would need additional earnings of $31,676, $31,862 and $107,257 for the years ended December 31, 2010, 2009 and 2008, respectively, for the Ratio of Earnings to Fixed Charges to equal 1.0.

Description of notes

This description of particular terms of the notes supplements the description of the general terms and provisions of debt securities under the caption “Description of Debt Securities” in the accompanying prospectus. To the extent the following description is not consistent with the description contained in the accompanying prospectus, you should rely on the following description.

General

The notes will be issued as a series of securities under an Indenture dated as of September 15, 2000 between Post Apartment Homes and U.S. Bank National Association (as successor in interest to SunTrust Bank), as trustee, as amended by the First Supplemental Indenture dated as of December 1, 2000.

The notes will be issued in an initial aggregate principal amount of $250,000,000. Post Apartment Homes may, from time to time, without the consent of the holders of the notes, issue additional notes under the Indenture having the same terms and conditions (except for the issue price, issue date and, if applicable, the initial interest payment date) and with the same CUSIP number as the notes offered by this prospectus supplement.

The notes will mature on December 1, 2022 and will bear interest from November 7, 2012 at the rate of 3.375% per year, payable semi-annually on June 1 and December 1 of each year, beginning on June 1, 2013. Interest on the notes will be payable to the persons in whose names the notes are registered at the close of business on the applicable preceding May 15 and November 15. If any interest payment date or the maturity date falls on a day that is not a business day, the required payment will be made on the next business day as if it were made on the date the payment was due and no interest will accrue on the amount payable for the period from and after the interest payment date or the maturity date, as the case may be. Post Apartment Homes will issue the notes only in book-entry form, in denominations of $1,000 and integral multiples of $1,000 in excess thereof.

There will be no sinking fund.

Optional Redemption

At any time prior to September 1, 2022, the notes may be redeemed at any time at Post Apartment Homes’ option, in whole or from time to time in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the Remaining Scheduled Payments, as defined below, on those securities discounted, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at a rate equal to the sum of the applicable Treasury Rate, as defined below, plus 25 basis points. In either case, accrued and unpaid interest will be paid to the date of redemption.

At any time on or after September 1, 2022, the notes will be redeemable at Post Apartment Homes’ option, in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest thereon to the redemption date.

If notice of redemption has been given as provided in the Indenture and funds for the redemption of the notes called for redemption shall have been made available on the redemption date referred to in such notice, such notes will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the holders of such notes from and after the redemption date will be to receive payment of the redemption price upon surrender of such notes in accordance with such notice.

Notice of any optional redemption of any notes will be given to holders at their addresses, as shown in the security register for the notes, not less than 30 days nor more than 60 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption date, the redemption price and principal amount of the notes held by such holder to be redeemed.

Ranking

The notes will be senior unsecured indebtedness of Post Apartment Homes and will rank equally with Post Apartment Homes’ other senior unsecured indebtedness. The notes will be effectively subordinated to mortgages and other secured indebtedness of Post Apartment Homes and to indebtedness and other liabilities of its subsidiaries. As of September 30, 2012, Post Apartment Homes had $580.1 million of unsecured debt that would rank equally with the notes, Post Apartment Homes had senior secured indebtedness of $53.0 million and Post Apartment Homes’ consolidated subsidiaries had indebtedness of $403.4 million (other than intercompany indebtedness). Subject to limitations set forth in the Indenture, and as described under the heading “Specific Covenants — Limitations on Incurrence of Debt” below, Post Apartment Homes may incur additional secured and unsecured debt.

Specific Covenants

Limitations on Incurrence of Debt. Post Apartment Homes will not, and will not permit any Subsidiary, as defined below, to incur any Debt, as defined below, other than intercompany Debt (representing Debt to which the only parties are Post Apartment Homes, Post Properties and any Subsidiary, but only so long as such Debt is held solely by any of Post Apartment Homes, Post Properties and any Subsidiaries), if, immediately after giving effect to the incurrence of such additional Debt, the aggregate principal amount of all outstanding Debt of Post Apartment Homes and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of:

•

Total Assets, as defined below, as of the end of the fiscal quarter covered in Post Apartment Homes’ annual report on Form 10-K or quarterly report on Form 10-Q, as the case may be, most recently filed with the Securities and Exchange Commission (or, if such filing is not permitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the trustee) prior to the incurrence of such additional Debt; and

•

the increase in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets resulting from the incurrence of such additional Debt (such increase together with Post Apartment Homes’ Total Assets is referred to as the “Adjusted Total Assets”).

In addition to the foregoing limitation on the incurrence of Debt, Post Apartment Homes will not, and will not permit any Subsidiary to, incur any Secured Debt, as defined below, other than intercompany Debt, if, immediately after giving effect to the incurrence of the additional Secured Debt, the aggregate principal amount of all outstanding Secured Debt of Post Apartment Homes and its Subsidiaries on a consolidated basis is greater than 40% of Adjusted Total Assets.

In addition to the foregoing limitations on the incurrence of Debt, Post Apartment Homes will not, and will not permit any Subsidiary to, incur any Debt, other than intercompany Debt, if the ratio of Post Apartment Homes’ Consolidated Income Available for Debt Service, as defined below, to the Annual Debt Service Charge, as defined below, for the period consisting of the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred will have been less than 1.5 to 1, on a pro forma basis after giving effect to the incurrence of the Debt and to the application of the proceeds from the Debt, and calculated on the assumption that:

(1) the incurrence of the Debt and any other Debt by Post Apartment Homes or its Subsidiaries since the first day of the four-quarter period and the application of the proceeds from that Debt, including to refinance other Debt, had occurred at the beginning of that period;

(2) the repayment or retirement of any other Debt by Post Apartment Homes or its Subsidiaries since the first day of the four-quarter period had been repaid or retired at the beginning of that period (except that, in making such computation, the amount of Debt under any revolving credit facility will be computed based upon the average daily balance of that Debt during that period); and

(3) in the case of any increase or decrease in Total Assets, or any other acquisition or disposition by Post Apartment Homes or any of its Subsidiaries of any asset or group of assets, since the first day of that four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, such increase, decrease, or other acquisition or disposition or any related repayment of Debt had occurred as of the first day of that period with the appropriate adjustments to net income and Debt levels with respect to that increase, decrease, or other acquisition or disposition being included in that pro forma calculation.

For purposes of the adjustments referred to in (3) above, any income earned or loss incurred as a result of any such increase, decrease or other acquisition or disposition referred to in (3) above for a period less than such four-quarter period will be annualized for such four-quarter period. Debt is deemed to be “incurred” by Post Apartment Homes and its Subsidiaries on a consolidated basis whenever Post Apartment Homes and its Subsidiaries on a consolidated basis create, assume, guarantee or otherwise become liable in respect of the Debt.

Maintenance of Total Unencumbered Assets. Post Apartment Homes is required to maintain Total Unencumbered Assets, as defined below, of not less than 150% of the aggregate outstanding principal amount of its outstanding Unsecured Debt, as defined below.

A breach of any of the foregoing covenants by Post Apartment Homes, and continuance of such breach for a period of 60 days after there has been given to Post Apartment Homes by the trustee or to Post Apartment Homes and the trustee by the holders of at least 25% in principal amount of the outstanding notes a written notice as set forth in the Indenture, will be an event of default under the Indenture.

As used in this prospectus supplement:

“Annual Debt Service Charge” as of any date means the amount which is expensed in any 12-month period for interest on Debt of Post Apartment Homes and its Subsidiaries.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes. “Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the trustee after consultation with Post Apartment Homes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations, as defined below, for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Consolidated Income Available for Debt Service” for any period means Consolidated Net Income plus amounts which have been deducted in determining Consolidated Net Income during such period for:

(1) Consolidated Interest Expense;

(2) provision for taxes of Post Apartment Homes and its Subsidiaries based on income;

(3) amortization, other than amortization of debt discount, and depreciation;

(4) provisions for losses from sales or joint ventures;

(5) increases in deferred taxes and other non-cash items;

(6) charges resulting from a change in accounting principles;

(7) charges for early extinguishment of debt; and

(8) any fees and expenses (or amortization thereof), and any charges or costs, in connection with any acquisition, merger or consolidation (in each case, whether or not completed), and less amounts which have been added in determining Consolidated Net Income during such period for (a) provisions for gains from sales or joint ventures, and (b) decreases in deferred taxes and other non-cash items.

“Consolidated Interest Expense” means, for any period, and without duplication, all interest, including the interest component of rentals on capitalized leases, letter of credit fees, commitment fees and other like financial charges, and all amortization of debt discount on all Debt, including, without limitation, payment-in-kind, zero coupon and other like securities, of Post Apartment Homes and its Subsidiaries, but excluding legal fees, title insurance charges and other out-of-pocket fees and expenses incurred in connection with the issuance of Debt, all determined in accordance with generally accepted accounting principles.

“Consolidated Net Income” for any period means the amount of consolidated net income or loss of Post Apartment Homes and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

“Debt” of Post Apartment Homes or any Subsidiary means any indebtedness of Post Apartment Homes and its Subsidiaries, whether or not contingent, in respect of:

(1) borrowed money evidenced by bonds, notes, debentures or similar instruments;

(2) indebtedness secured by a mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by Post Apartment Homes and its Subsidiaries;

(3) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable; or

(4) any lease of property by Post Apartment Homes and its Subsidiaries as lessee which is reflected in Post Apartment Homes’ consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles;

in the case of items of indebtedness under (1) through (3) above to the extent that any such items, other than letters of credit, would appear as a liability on Post Apartment Homes’ consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation by Post Apartment Homes or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise, other than for purposes of collection in the ordinary course of business, indebtedness of another person other than of Post Apartment Homes or its Subsidiary (it being understood that Debt will be deemed to be incurred by Post Apartment Homes and its Subsidiaries on a consolidated basis whenever Post Apartment Homes and its Subsidiaries on a consolidated basis will create, assume, guarantee or otherwise become liable in respect thereof); provided, however, that the term “Debt” will not include any such indebtedness that has been the subject of an “in substance” defeasance in accordance with generally accepted accounting principles.

“Reference Treasury Dealer” means (1) J.P. Morgan Securities LLC (or its affiliates which are primary treasury dealers), and (2) a Primary Treasury Dealer (defined herein) selected by each of Wells Fargo Securities, LLC and SunTrust Robinson Humphrey, Inc. and their respective successors; provided that, if the foregoing ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), Post Apartment Homes will substitute another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to the Reference Treasury Dealers and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the Reference Treasury Dealers, at 5:00 p.m., New York City time, on the third business day preceding that redemption date.

“Remaining Scheduled Payments” means, with respect to the notes to be redeemed, the remaining scheduled payments of principal of and interest on those notes that would be due after the related redemption date but for that redemption; provided, however, that if such redemption date is not an interest payment date with respect to the notes to be redeemed, the amount of the next succeeding scheduled interest payment on those notes will be reduced by the amount of interest accrued on such notes to such redemption date.

“Secured Debt” means Debt that is secured by any mortgage, trust deed, deed of trust, deed to secure debt, security agreement, pledge, conditional sale or other title retention agreement, capitalized lease, or other like agreement granting or conveying security title to or a security interest in real property or other tangible assets.

“Subsidiary” means (1) any corporation or other entity the majority of the shares of the voting and non-voting capital stock or other equivalent ownership interests of which (except directors’ qualifying shares) are at the time directly or indirectly owned by Post Apartment Homes or Post GP Holdings, Inc., Post Apartment Homes’ general partner, and (2) any other entity (other than Post GP Holdings) the accounts of which are consolidated with Post Apartment Homes’ accounts.

“Total Assets” as of any date means the sum of (1) Undepreciated Real Estate Assets and (2) all of Post Apartment Homes’ other assets and assets of its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles, but excluding intangibles and accounts receivable.

“Total Unencumbered Assets” as of any date means the sum of (1) those Undepreciated Real Estate Assets not securing any portion of Secured Debt and (2) all of Post Apartment Homes’ other assets and assets of its Subsidiaries not securing any portion of Secured Debt determined in accordance with generally accepted accounting principles, but excluding accounts receivable and intangibles; provided, however, that all investments in unconsolidated limited partnerships, unconsolidated limited liability companies and other unconsolidated entities shall be excluded from Total Unencumbered Assets.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding that redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

“Undepreciated Real Estate Assets” as of any date means the cost, original cost plus capital improvements, of real estate assets of Post Apartment Homes and its Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.

“Unsecured Debt” means Debt of Post Apartment Homes or any Subsidiary that is not Secured Debt.

Reference is made to the section entitled “Description of Debt Securities — Restrictive Covenants” in the accompanying prospectus for a description of additional covenants applicable to the notes. Compliance with the covenants described in this prospectus supplement and such additional covenants with respect to the notes generally may not be waived by Post GP Holdings, as Post Apartment Homes’ general partner, or by the trustee unless the holders of at least a majority in principal amount of all outstanding notes consent to such waiver; provided, however, that the defeasance and covenant defeasance provisions of the Indenture described under “Description of Debt Securities — Defeasance” in the accompanying prospectus will apply to the notes, including with respect to the covenants described in this prospectus supplement.

Neither Post Properties, Post GP Holdings nor any of Post Apartment Homes’ partners will have any obligation or liability for payment of the notes, and holders of the notes will have no claims or other recourse against Post Properties, Post GP Holdings or any of Post Apartment Homes’ partners, or against any assets of Post Properties, Post GP Holdings or any of Post Apartment Homes’ partners, in respect of the notes; and the holders of the notes will not have any right to enforce any obligation of a partner to make a contribution to Post Apartment Homes under any provision of the Post Apartment Homes, L.P. Agreement of Limited Partnership. Neither Post Properties, Post GP Holdings nor any of Post Apartment Homes’ partners nor any of their respective assets will be subject to any lien, levy, execution or any other enforcement procedure relating directly or indirectly to the notes or any obligations thereunder; provided, however, that in the event of Post Apartment Homes’ dissolution, any of its assets that are received by Post Properties or Post GP Holdings in such dissolution will be subject to the claims of the holders of the notes for the enforcement of payment thereof.

Except as described under the heading “Specific Covenants — Limitations on Incurrence of Debt” above and under the heading “Description of Debt Securities — Consolidation, Merger or Sale” in the accompanying prospectus, the Indenture does not contain any other provisions that would limit the ability of Post Apartment Homes to incur indebtedness or that would afford holders of the notes protection in the event of:

(1) a highly leveraged or similar transaction involving Post Apartment Homes, Post Properties or any affiliate of any of them;

(2) a change of control of Post Apartment Homes or Post Properties; or

(3) a reorganization, restructuring, merger or similar transaction involving Post Apartment Homes that may adversely affect the holders of the notes.

In addition, subject to the limitations set forth under the heading “Description of Debt Securities — Consolidation, Merger or Sale” in the accompanying prospectus, Post Apartment Homes may, in the future, enter into transactions such as the sale of all or substantially all of its assets or the consolidation or merger of Post Apartment Homes that would increase the amount of Post Apartment Homes’ indebtedness or substantially reduce or eliminate Post Apartment Homes’ assets, which may have an adverse effect on Post Apartment Homes’ ability to service its indebtedness, including the notes. Post Apartment Homes and its management have no present intention of engaging in a highly leveraged or similar transaction.

Book-Entry System

Post Apartment Homes has established a depositary arrangement with The Depository Trust Company (“DTC”) with respect to the notes, the terms of which are summarized below.

Upon issuance, the notes will be represented by a single global security. The global security representing the notes will be deposited with, or on behalf of, DTC and will be registered in the name of DTC or a nominee of DTC. The global security may not be transferred except as a whole by a nominee of DTC to DTC or to another nominee of DTC, or by DTC or another nominee of DTC to a successor of DTC or a nominee of a successor to DTC.

So long as DTC or its nominee is the registered holder of the global security, DTC or its nominee, as the case may be, will be the sole owner of the notes represented thereby for all purposes under the Indenture. Except as otherwise provided below, the beneficial owners of the global security representing the notes will not be entitled to receive physical delivery of certificated notes and will not be considered the registered holders thereof for any purpose under the Indenture, and the global security representing the notes will not be exchangeable or transferable. Accordingly, each beneficial owner must rely on the procedures of DTC and, if that beneficial owner is not a participant, on the procedures of the participant through which that beneficial owner owns its interest in order to exercise any rights of a registered holder under the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in certificated form. Such limits and laws may impair the ability to transfer beneficial interests in the global security representing the notes.

The global security representing the notes will be exchangeable for certificated notes of like tenor and terms and of differing authorized denominations in a like aggregate principal amount, only if:

•

DTC notifies Post Apartment Homes that it is unwilling or unable to continue as depositary for the global securities or Post Apartment Homes becomes aware that DTC has ceased to be a clearing agency registered under the Exchange Act and, in any such case Post Apartment Homes fails to appoint a successor to DTC within 60 calendar days;

•	Post Apartment Homes, in its sole discretion, determines that the global security will be exchangeable for certificated notes; or

•	an Event of Default has occurred and is continuing with respect to the notes under the Indenture.

Upon any such exchange, the certificated notes will be registered in the names of the beneficial owners of the global security representing the notes, which names will be provided by DTC’s relevant participants as identified by DTC to the trustee.

The following is based on information furnished by DTC:

DTC will act as securities depository for the notes. The notes will be issued as fully registered securities registered in the name of Cede & Co. Cede & Co. is DTC’s partnership nominee. One fully registered global security will be issued for the issue of the notes in the aggregate principal amount of the issue, and will be deposited with DTC. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, which, in turn, is owned by a number of direct participants of DTC and by the New York Stock Exchange, Inc. (the “NYSE”), the American Stock Exchange LLC and the Financial Industry Regulatory Authority, Inc. Access to the DTC system is also available to others, referred to as “indirect participants,” such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a direct or indirect custodial relationship with a direct participant. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each beneficial owner of debt securities will be recorded on the direct or indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through whom the beneficial owner entered into the transaction. Under a book-entry format, holders may experience some delay in their receipt of payments, as such payments will be forwarded by the trustee to Cede & Co., as nominee for DTC. DTC will forward the payments to its participants, who will then forward them to indirect participants or holders. Beneficial owners of debt securities other than DTC or its nominees will not be recognized by the registrar and transfer agent as registered holders of the debt securities entitled to the rights of holders thereof. Beneficial owners that are not participants will be permitted to exercise their rights only indirectly through and according to the procedures of participants and, if applicable, indirect participants.

To facilitate subsequent transfers, all debt securities deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of debt securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC’s records reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Redemption notices, if any, will be sent to DTC. If less than all of the debt securities within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to debt securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal and/or interest, if any, payments on the global security representing the notes will be made in immediately available funds to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of principal and/or interest on the applicable payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, the trustee or Post Apartment Homes, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and/or interest, if any, to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of Post Apartment Homes and the trustee, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

DTC may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to Post Apartment Homes or the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificated notes are required to be printed and delivered.

Post Apartment Homes may decide to discontinue use of the system of book-entry transfers through DTC or a successor securities depository. In that event, certificated notes will be printed and delivered.

The information in this section concerning DTC and DTC’s system has been obtained from sources that Post Apartment Homes believes to be reliable, but neither Post Apartment Homes nor any underwriter takes any responsibility for the accuracy thereof.

If the depositary for a global security is DTC, you may hold interests in the global notes through Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream”), in each case, as a participant in DTC. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold interests in customers’ securities accounts in the depositaries’ names on the books of DTC.

Payments, deliveries, transfers, exchanges, notices and other matters relating to the new notes made through Euroclear or Clearstream, Luxembourg must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. The Company has no control over those systems or their participants, and the Company takes no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, Luxembourg, on the one hand, and other participants in DTC, on the other hand, would also be subject to DTC’s rules and procedures.

Investors will be able to make and receive through Euroclear and Clearstream, Luxembourg payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, U.S. investors who hold their interests in the new notes through these systems and wish, on a particular day, to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream, Luxembourg may need to make special arrangements to finance any purchase or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than transactions within one clearing system.

The information in this section concerning Euroclear and Clearstream and their book-entry systems has been obtained from sources that Post Apartment Homes believes to be reliable, but neither Post Apartment Homes nor any underwriter takes any responsibility for the accuracy of that information.

Settlement Procedures

Interests in a global note will trade in DTC’s settlement system. Secondary market trading activity in these interests will therefore settle in immediately available funds, subject to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC’s procedures and will be settled in same-day funds.

Material U.S. Federal income tax consequences

The following is a summary of material United States federal income tax consequences relating to the purchase, ownership and disposition of the notes. It is based upon laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change (possibly retroactively) by legislation, administrative action or judicial decision. It does not address the application of the tax laws of any state, local or non-U.S. jurisdiction. In addition, it applies only to those persons who purchase notes in the initial offering at their issue price and who will hold notes as a “capital asset” (within the meaning of Section 1221 of the Internal Revenue Code). It does not address federal income tax considerations applicable to taxpayers subject to special rules (such as dealers in securities and currencies, traders in securities who elect a mark-to-market method of tax accounting, financial institutions, tax-exempt organizations or insurance companies), taxpayers with a functional currency other than the U.S. dollar, taxpayers who will hold notes as a position in a straddle, as part of a synthetic security or hedge, or as part of a conversion transaction or other integrated investment, or taxpayers investing in notes through an entity that is classified as a partnership for federal income tax purposes. If a partnership holds notes, the tax treatment of each partner generally will depend on the status of the partner and the activities of the partnership.

U.S. Holders of Notes

As used in this prospectus supplement, the term “U.S. holder” means a beneficial owner of a note that for United States federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation or association taxable as a corporation that was created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust (1) if a court within the United States is able to exercise primary supervision of its administration and one or more United States persons have the authority to control all of its substantial decisions, or (2) that has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

Payments of Interest. Payments of interest on a note generally will be taxable to a U.S. holder as ordinary interest income at the time the interest payments are accrued or are received, in accordance with the U.S. holder’s regular method of tax accounting.

Sale, Exchange, Redemption or Retirement of Notes. Upon the sale, exchange, redemption or retirement of a note, a U.S. holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts representing accrued and unpaid interest), which, to the extent previously included income, generally will be taxable as ordinary income and the U.S. holder’s adjusted tax basis in the note. In general, any gain or loss recognized will be capital gain or loss and will be long-term capital gain or loss if the notes have a holding period of more than one year. Non-corporate taxpayers are eligible for reduced tax rates on long-term capital gain. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding. Information returns may be filed with the IRS in connection with payments on the notes and the proceeds from a sale, exchange or other disposition of notes. A backup withholding tax will apply to these amounts only if a U.S. holder, who is not otherwise exempt from backup withholding, fails to furnish its taxpayer identification number within a reasonable time after it is requested, furnishes an incorrect taxpayer identification number, fails to report properly interest or dividend income to the IRS, or fails under certain circumstances to provide a certification under penalties of perjury that the taxpayer identification number provided is correct and that the holder is not subject to backup withholding. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. holder of a note will be allowed as a credit against the U.S. holder’s federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

As described in more detail below (see “FATCA Legislation”), a U.S. federal withholding tax at a rate of 30% may apply to interest paid after December 31, 2013 to, and gross proceeds of sale received after December 31, 2016 by, certain U.S. holders that hold notes through foreign accounts or intermediaries if certain disclosure requirements related to such accounts are not satisfied.

Medicare Tax on Investment Income. For taxable years beginning after December 31, 2012, a U.S. person that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include its interest income and its net gains from the disposition of notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the notes.

Sunset of Reduced Tax Rates. For taxable years beginning after December 31, 2012, certain provisions of the Code that are currently in effect will revert back to a prior version of those provisions. For taxpayers who are taxed at individual rates, these provisions include the reduced maximum income tax rates for long-term capital gains (which are scheduled to increase from 15% to 20%) and the reduced marginal rates on ordinary income (with the maximum rate scheduled to increase from 35% to 39.6%). The backup withholding rate also is scheduled to increase from 28% to 31%. Prospective purchasers of the notes should consult their tax advisors regarding the effect of the sunset provisions on an investment in the notes.

Non-U.S. Holders of Notes

As used in this prospectus supplement, the term “non-U.S. holder” means a beneficial owner of a note (other than an entity that is treated as a partnership for U.S. federal income tax purposes) that is not treated as a U.S. holder.

Payment of Interest. Generally, payments of interest on a note to a non-U.S. holder will not be subject to U.S. federal withholding taxes, provided that:

•	the non-U.S. holder does not actually or constructively own 10% or more of the capital or profits interest in Post Apartment Homes;

•	the non-U.S. holder is not a controlled foreign corporation that is related to Post Apartment Homes;

•	the non-U.S. holder is not a bank described in Section 881(c)(3)(A) of the Internal Revenue Code; and

•

either (1) the non-U.S. holder provides its name and address on an IRS Form W-8BEN (or suitable substitute form) and certifies, under penalties of perjury, that it is not a U.S. holder or (2) the non-U.S. holder holds its notes through certain intermediaries and it satisfies the certification requirements of applicable regulations.

If the non-U.S. holder cannot satisfy the requirements set forth above, payments of interest made to the non-U.S. holder will be subject to U.S. federal withholding tax at a 30% rate, unless the non-U.S. holder provides a properly executed (1) IRS Form W-8BEN (or suitable substitute form) claiming an exemption from or reduction in the rate of withholding under an applicable tax treaty or (2) IRS Form W-8ECI (or suitable substitute form)

stating that interest paid on the notes is effectively connected with a trade or business carried on by the non-U.S. holder in the United States (in which case the non-U.S. holder generally will be subject to the tax consequences described below under “U.S. Trade or Business”). Prospective investors should consult their tax advisors regarding the certification requirements for non-U.S. persons.

Sale, Exchange, Redemption or Retirement of Notes. If a non-U.S. holder sells or exchanges notes, or if the notes are redeemed or retired, the non-U.S. holder will not be subject to U.S. federal income tax on any gain realized unless either of the following conditions applies:

•	the gain is effectively connected with a trade or business that the non-U.S. holder conducts in the United States; or

•

the non-U.S. holder is an individual, is present in the United States for at least 183 days during the year in which the notes are sold, exchanged, redeemed or retired, and certain other conditions are satisfied.

U.S. Trade or Business. If a non-U.S. holder holds notes in connection with a trade or business that is conducted in the United States (and the notes are attributable to a permanent establishment maintained by the non-U.S. holder in the United States if that is required by an applicable income tax treaty as a condition for subjecting the non-U.S. holder to U.S. federal income tax on a net income basis):

•	any interest, and any gain from a taxable disposition of notes, will be subject to U.S. federal income tax as if the non-U.S. holder were a U.S. holder; and

•

a corporate non-U.S. holder may be subject to the “branch profits tax” (at a 30% rate or a lower rate or exemption as may be specified by an applicable tax treaty) on its earnings that are effectively connected with the holder’s U.S. trade or business.

Information Reporting and Backup Withholding. Information reporting to the IRS on Form 1042-S generally will apply to a payment of interest on a note that can be reliably associated with certain documentation provided by a non-U.S. holder (such as an IRS Form W-8BEN). Information reporting with respect to interest paid to a non-U.S. holder generally does not apply, however, if the non-U.S. holder holds notes directly through a qualified intermediary and required procedures are satisfied. Backup withholding generally will not apply to payments of interest to a non-U.S. holder if the requirements for a withholding tax exemption described above are satisfied.

Information reporting requirements and backup withholding will not apply to any payment of the proceeds of the sale of notes effected outside the United States by a foreign office of a “broker” (as defined in applicable regulations), unless the broker is a United States person or has certain connections to the United States. Payment of the proceeds of any such sale effected outside the United States by a foreign office of a broker described in the preceding sentence will not be subject to backup withholding, but will be subject to information reporting requirements, unless the broker has documentary evidence in its records that the beneficial owner of the note is a non-U.S. holder and certain other conditions are met or the non-U.S. holder otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker will be subject to information reporting and backup withholding unless the beneficial owner of the note provides an IRS Form W-8BEN (or suitable substitute form) or otherwise establishes an exemption.

Non-U.S. holders should consult their own tax advisors regarding application of withholding, information reporting and backup withholding in their particular circumstances and the availability of any procedure for obtaining an exemption from withholding, information reporting and backup withholding under current Treasury regulations. In this regard, the current Treasury regulations provide that a certification may not be relied on if the payor knows or has reason to know that the certification may be false. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

FATCA Legislation

Legislation enacted on March 18, 2010 (commonly referred to as “FATCA”) generally will impose a U.S. federal withholding tax of 30% on certain payments made after December 31, 2013 to a “foreign financial institution” (as specially defined for this purpose) unless such institution enters into an agreement with the U.S. tax authorities to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (including certain account holders that are foreign entities with U.S. owners). FATCA also generally imposes a 30% withholding tax on certain payments made after December 31, 2013 to a “non-financial foreign entity” unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying its direct and indirect substantial U.S. owners. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of taxes withheld. The withholding taxes described above generally would be imposed on interest paid on the notes after December 31, 2013, and on gross proceeds from sales or other dispositions of the notes paid after December 31, 2016, in each case, to foreign financial institutions (including in their capacity as agents or custodians for beneficial owners of the notes) or non-financial foreign entities that fail to satisfy the above requirements. However, under recently proposed regulations and other administrative guidance, these withholding taxes generally would not apply to payments made on or gross proceeds from sales or other dispositions of debt instruments issued before January 1, 2013 (unless such debt instruments are treated as “significantly modified” after December 31, 2012). The content of these proposed regulations and other administrative guidance will not be effective until reflected in final regulations, and as of the date of this prospectus supplement, it is not possible to determine when and whether the proposed regulations and other administrative guidance will be finalized in their current form or at all. No additional amounts will be paid in respect of amounts withheld under FATCA. Prospective investors should consult with their own tax advisors regarding the possible implications of this legislation and related administrative guidance on their investment in the notes.

Underwriting

Post Apartment Homes intends to offer the notes through the underwriters named below, for whom Wells Fargo Securities, LLC, J.P. Morgan Securities LLC and SunTrust Robinson Humphrey, Inc. are acting as representatives. Subject to the terms and conditions contained in the underwriting agreement dated the date of this prospectus supplement between Post Apartment Homes and the underwriters named below, Post Apartment Homes has agreed to sell to the underwriters and the underwriters have severally agreed to purchase, the principal amount of the notes listed opposite their names below.

Underwriters	Principal Amount
Wells Fargo Securities, LLC	$75,000,000
J.P. Morgan Securities LLC	75,000,000
SunTrust Robinson Humphrey, Inc.	37,500,000
PNC Capital Markets LLC	20,000,000
Mitsubishi UFJ Securities (USA), Inc	17,500,000
BB&T Capital Markets, a division of Scott & Stringfellow, LLC	5,000,000
Capital One Southcoast, Inc.	5,000,000
TD Securities (USA) LLC	5,000,000
U.S. Bancorp Investments, Inc.	5,000,000
The Williams Capital Group, L.P.	5,000,000

Total	$250,000,000

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of the notes are purchased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters have advised Post Apartment Homes that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of 0.40% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of 0.25% of the principal amount of the notes to other dealers. After the initial offering of the notes to the public, the public offering price, concession and discount may be changed.

The following table shows the underwriting discount that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Post Apartment Homes, L.P
Per note	0.65%

The expenses of the offering, not including the underwriting discount, are estimated to be $300,000 and are payable by Post Apartment Homes.

The notes are a new issue of securities with no established trading market. Post Apartment Homes does not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. Post Apartment Homes has been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. Post Apartment Homes cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Post Apartment Homes has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus supplement, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither Post Apartment Homes nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither Post Apartment Homes nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received and in the future may receive customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any credit default swaps or such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Legal matters

The validity of the notes will be passed upon for Post Apartment Homes by King & Spalding LLP. Certain matters will be passed upon for the underwriters by Hogan Lovells US LLP. In addition, the description of federal income tax matters contained in this prospectus supplement entitled “Material U.S. Federal income tax consequences” is based upon the opinion of King & Spalding LLP.

Experts

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus supplement by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of Post Properties Inc.’s and Post Apartment Homes, L.P.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a web site, http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the SEC. To receive copies of public records not posted to the SEC’s web site at prescribed rates, you may complete an online form at http://www.sec.gov, send a fax to (202) 772-9337 or submit a written request to the SEC, Office of FOIA/PA Operations, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information. Except as specifically described below, information included on the SEC’s web site is not incorporated by reference into this prospectus supplement. Our SEC filings are also available at the offices of the NYSE. For further information on obtaining copies of our public filings at the NYSE, you should call (212) 656-5060.

We “incorporate by reference” into this prospectus supplement some of the documents that we have filed and will file with the SEC, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus supplement, and information that we file subsequently with the SEC will automatically update this prospectus supplement. We incorporate by reference the documents and information listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, after the date of this prospectus supplement and up until we sell all the securities offered by this prospectus supplement (except for information “furnished” under Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC, which is not deemed filed and not incorporated by reference in this prospectus supplement and the accompanying prospectus):

•	Annual Report on Form 10-K for the year ended December 31, 2011;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012; and

•	Current Reports on Form 8-K filed on January 20, 2012, February 9, 2012, May 31, 2012, July 31, 2012 and November 2, 2012.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by contacting us at the following address or telephone number:

Post Properties, Inc.

4401 Northside Parkway

Suite 800

Atlanta, Georgia 30327

Attention: Corporate Secretary

(404) 846-5000

We have also filed registration statements (No. 333-181785 and No. 333-181785-01) with the SEC relating to the securities offered by this prospectus supplement and the accompanying prospectus. This prospectus supplement is part of the registration statement. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the common stock. The registration statement may contain additional information that may be important to you.

We also maintain an Internet site at http://www.postproperties.com at which there is additional information about our business, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this prospectus supplement.

PROSPECTUS

POST PROPERTIES, INC.

COMMON STOCK, PREFERRED STOCK,

DEPOSITARY SHARES

POST APARTMENT HOMES, L.P.

DEBT SECURITIES

We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplement carefully before you invest. We or any selling security holders may offer and sell these securities from time to time in one or more offerings.

Each time that we or any selling security holders sell securities under this prospectus, we will provide a prospectus supplement or other offering material that will contain specific information about the terms of that offering. We will not receive any proceeds from the sale of common stock, preferred stock, depositary shares or debt securities sold by any selling security holder.

Post Properties, Inc. common stock is traded on the New York Stock Exchange under the symbol “PPS.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated May 31, 2012

NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT CONSTITUTE AN OFFER TO SELL ONLY THE SECURITIES OFFERED HEREBY AND THEREBY, AND ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT IS CURRENT ONLY AS OF THEIR RESPECTIVE DATES.

In this prospectus, unless the context otherwise requires, references to “our,” “we,” the “Company” or “Post” refer to Post Properties, Inc. and its subsidiaries and references to “Post Apartment Homes” refer to Post Apartment Homes, L.P., the operating partnership of Post.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under this shelf process, we or any selling security holder may sell:

•	debt securities of Post Apartment Homes,

•	common stock of Post,

•	preferred stock of Post, and

•	depositary shares of Post

in one or more offerings. This prospectus provides you with a general description of those securities. Each time we or any selling security holder sells securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will contain specific information about the terms of that offering. The prospectus supplement and any pricing supplement may also add to, update or change information contained in this prospectus. If any securities are sold pursuant to this prospectus by any persons other than Post or Post Apartment Homes, we will, in a prospectus supplement, name the selling security holders, indicate the nature of any relationship such holders have had with us or any of our affiliates during the three years preceding such offering, state the amount of securities of the class owned by such security holder prior to the offering and the amount to be offered for the security holder’s account and state the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering. You should carefully read this prospectus, any applicable prospectus supplement and any pricing supplement together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement that contains this prospectus (including the exhibits to the registration statement) contains additional information about Post and Post Apartment Homes and the securities offered under this prospectus. That registration statement can be read at the SEC’s web site or at the SEC’s offices mentioned under the heading “Where You Can Find More Information.”

POST PROPERTIES, INC. AND POST APARTMENT HOMES, L.P.

Post is an operator and developer of upscale multifamily communities in the United States.

Post is a self-administered and self-managed equity real estate investment trust, or “REIT”. Through its wholly-owned subsidiaries, Post is the sole general partner and a limited partner of Post Apartment Homes, which through its subsidiaries, conducts substantially all of the ongoing operations of Post.

Our offices are located at 4401 Northside Parkway, Suite 800, Atlanta, Georgia 30327 and our telephone number is (404) 846-5000.

“Post®” and “Post Apartment Homes®” are registered trademarks of Post. This prospectus also includes trademarks, service marks, trade names and references to intellectual property owned by other companies.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov and our website at http://www.postproperties.com. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus and any prospectus supplement and information that we file subsequently with the SEC will automatically update this prospectus and any prospectus supplement. We incorporate by reference the documents listed below and any future filings either Post or Post Apartment Homes makes with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) after the date of this prospectus and prior to the time that we or any selling security holder sell all the securities offered by this prospectus and any prospectus supplement:

•	Annual Report on Form 10-K for Post and Post Apartment Homes for the year ended December 31, 2011;

•	All reports filed by Post or Post Apartment Homes pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 2011; and

•

the description of Post’s common stock contained in the Registration Statement on Form 8-A/A filed on March 3, 2009 under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address:

Post Properties, Inc.

4401 Northside Parkway

Suite 800

Atlanta, Georgia 30327

Attn: Secretary

(404) 846-5000

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement or any pricing supplement. We are not making an offer of these securities in any jurisdiction whether the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any pricing supplement is accurate as of any date other than the date on the front of the document and that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in or incorporated by reference into this prospectus and any prospectus supplement, and other written or oral statements made by or on behalf of Post and Post Apartment Homes, may constitute “forward-looking statements” within the meaning of the federal securities laws. In addition, Post or Post Apartment Homes, or the executive officers on behalf of Post or Post Apartment Homes, may from time-to-time make forward-looking statements in reports and other documents filed with the SEC in connection with oral statements made to the press, potential investors or others. Statements regarding future events and developments and our future performance, as well as management’s expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. Forward-looking statements include statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates,” “plans,” “estimates,” or similar expressions. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on beliefs and assumptions of our management, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding the market for our apartment communities, demand for apartments in the markets in which it operates, competitive conditions and general economic conditions. These assumptions could prove inaccurate. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict. Such factors include, but are not limited to risk factors discussed in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

Management believes these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and management undertakes no obligation to update publicly any of them in light of new information or future events.

Additional information concerning the risks and uncertainties listed above and other factors that you may wish to consider with respect to any investment in our securities is contained elsewhere in the filings of Post and Post Apartment Homes with the SEC.

USE OF PROCEEDS

Post is required, by the terms of the partnership agreement of Post Apartment Homes, to invest the net proceeds of any sale of common stock, preferred stock or depositary shares in Post Apartment Homes in exchange for additional Partnership Units which will have preferences and rights that reflect the Post security being sold. Unless otherwise indicated in any prospectus supplement, Post Apartment Homes intends to use such net proceeds and the net proceeds from the sale of debt securities for general corporate purposes including, without limitation, the acquisition and development of multi-family communities and the repayment of debt. Pending application of the net proceeds, Post Apartment Homes will invest the proceeds in interest-bearing accounts and short-term, interest- bearing securities, which are consistent with Post’s intention to continue to qualify for taxation as a REIT. Such investments may include, for example, other government and government agency securities, certificates of deposit, interest-bearing bank deposits, money market mutual funds and mortgage loan participations.

If a prospectus supplement includes an offering of securities by selling security holders, we will not receive any of the proceeds from such sales.

RATIOS OF EARNINGS TO FIXED CHARGES AND TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

	Three Months Ended March 31, 2012	Year Ended December 31,
		2011	2010		2009		2008		2007
Post Properties, Inc.
Ratio of earnings to fixed charges	3.1x	1.4x	0.5x	(1)	0.5x	(1)	N/A	(1)	2.4x
Ratio of earnings to fixed charges and preferred dividends	2.9x	1.2x	0.5x	(1)	0.5x	(1)	N/A	(1)	2.1x
Post Apartment Homes, L.P.
Ratio of earnings to fixed charges	3.1x	1.4x	0.5x	(2)	0.5x	(2)	N/A	(2)	2.4x
Ratio of earnings to fixed charges and preferred distributions	2.9x	1.2x	0.5x	(2)	0.5x	(2)	N/A	(2)	2.1x

(1)	Post Properties, Inc. would need additional earnings of $31,676, $31,862 and $107,257 for the years ended December 31, 2010, 2009 and 2008 respectively, for the Ratio of Earnings to Fixed Charges to equal 1.0. Post Properties, Inc. would need additional earnings of $39,223, $39,499 and $114,894 for the years ended December 31, 2010, 2009 and 2008, respectively, for the Ratio of Earnings to Fixed Charges and Preferred Dividends to equal 1.0.
(2)	Post Apartment Homes, L.P. would need additional earnings of $31,676, $31,862 and $107,257 for the years ended December 31, 2010, 2009 and 2008 respectively, for the Ratio of Earnings to Fixed Charges to equal 1.0. Post Apartment Homes, L.P. would need additional earnings of $39,223, $39,499 and $114,894 for the years ended December 31, 2010, 2009 and 2008, respectively, for the Ratio of Earnings to Fixed Charges and Preferred Distributions to equal 1.0.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of the debt securities. The prospectus supplement will describe the specific terms of the debt securities offered through that prospectus supplement and any general terms outlined in this section that will not apply to those debt securities.

The debt securities will be issued under an Indenture (the “Indenture”), dated as of September 15, 2000, between Post Apartment Homes and U.S. Bank National Association (as successor in interest to SunTrust Bank), as trustee (the “Trustee”), as amended by the First Supplemental Indenture, dated as of December 1, 2000 between Post Apartment Homes and the Trustee. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. As used in this prospectus, debt securities means the debentures, notes, bonds and other evidences of indebtedness that Post Apartment Homes issues and the Trustee authenticates and delivers under the Indenture.

We have summarized selected terms and provisions of the Indenture in this section. The summary is not complete. We have also filed the Indenture and the First Supplemental Indenture as an exhibit to the registration statement on Form S-3 of which this prospectus is a part. You should read the Indenture and the First Supplemental Indenture for additional information before you buy any debt securities. The summary that follows includes references to section numbers of the Indenture so that you can more easily locate these provisions. Capitalized terms used but not defined in this summary have the meanings specified in the Indenture.

General

The debt securities will be direct unsecured obligations of Post Apartment Homes. The debt securities will rank equally with all other unsecured and unsubordinated indebtedness of Post Apartment Homes. The Indenture does not limit the amount of debt securities that Post Apartment Homes may issue and permits Post Apartment Homes to issue debt securities from time to time. Debt securities issued under the Indenture will be issued as part of a series that has been established by Post Apartment Homes pursuant to the Indenture. (Section 301) Unless a prospectus supplement relating to debt securities states otherwise, the Indenture and the terms of the debt securities will not contain any covenants designed to afford holders of any debt securities protection in a highly leveraged or other transaction involving Post Apartment Homes that may adversely affect holders of the debt securities. If Post Apartment Homes ever issues bearer securities, Post Apartment Homes will summarize provisions of the Indenture that relate to bearer securities in the applicable prospectus supplement.

A prospectus supplement relating to a series of debt securities being offered will include specific terms relating to the offering. (Section 301) These terms will include some or all of the following:

•	the title and type of the debt securities;

•	any limit on the total principal amount of the debt securities;

•	the price at which the debt securities will be offered;

•	the date or dates on which the principal of and premium, if any, on the debt securities will be payable;

•	the maturity date of the debt securities;

•	if the debt securities will bear interest:

•	the interest rate on the debt securities;

•	the date from which interest will accrue;

•	the record and interest payment dates for the debt securities;

•	the first interest payment date; and

•	the person or entity to whom any interest on the debt securities will be payable;

•	any circumstances under which Post Apartment Homes may defer interest payments;

•	any optional redemption provisions that would permit Post Apartment Homes or the Holders (as defined below) of debt securities to elect redemption of the debt securities prior to their final maturity;

•	any sinking fund provisions that would obligate Post Apartment Homes to redeem the debt securities prior to their final maturity;

•	the currency or currencies in which the debt securities will be denominated and payable, if other than U.S. dollars;

•	any provisions that would permit Post Apartment Homes or the Holders of the debt securities to elect the currency or currencies in which the debt securities are paid;

•	whether the provisions described under the heading “Defeasance” below apply to the debt securities;

•

any deletion of, addition to or change in Events of Default (as defined below) or covenants and any change in the right of the Trustee or the requisite holders of the debt securities to declare the principal amount due and payable;

•	whether the debt securities will be issued in whole or in part in the form of Global Securities (as defined below) and, if so, the depositary for those Global Securities;

•	additional terms with respect to book-entry procedures;

•	any special tax implications of the debt securities; and

•	any other terms of the debt securities.

A “Holder,” with respect to a registered security, means the person in whose name the registered security is registered in Post Apartment Homes’ security register. (Section 101) “Global Security” means a debt security that Post Apartment Homes issues in accordance with the Indenture to represent all or part of a series of debt securities.

Trustee

There may be more than one Trustee under the Indenture, each with respect to one or more series of debt securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of debt securities, and a successor Trustee may be appointed to act with respect to such series. (Section 608) In the event that two or more persons are acting as Trustee with respect to different series of debt securities, each Trustee shall be a trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee. (Section 609) Except as otherwise indicated, any action described herein to be taken by a Trustee may be taken by each Trustee with respect to, and only with respect to, the one or more series of debt securities for which it is Trustee under the Indenture.

Payment; Transfer

Post Apartment Homes will designate a place of payment where you can receive payment of the principal of and any premium and interest on the debt securities or where you can transfer the debt securities. Even though Post Apartment Homes will designate a place of payment, Post Apartment Homes may elect to pay any interest on the debt securities by mailing a check to the person listed as the owner of the debt securities in the security register or by wire transfer to an account designated by that person in writing not less than ten (10) days before the date of the interest payment. (Sections 305, 307, 1002) There will be no service charge for any registration of transfer or exchange of the debt securities, but Post Apartment Homes may require you to pay any tax or other governmental charge payable in connection with a transfer or exchange of the debt securities. (Section 305)

Denominations

Unless the prospectus supplement states otherwise, the debt securities will be issued only in registered form, without coupons, in denominations of $1,000 each or multiples of $1,000.

Original Issue Discount

Debt securities may be issued under the Indenture as Original Issue Discount Securities and sold at a substantial discount below their stated principal amount. If a debt security is an “Original Issue Discount Security,” that means that an amount less than the principal amount of the debt security will be due and payable upon a declaration of acceleration of the maturity of the debt security pursuant to the Indenture. (Section 101) The applicable prospectus supplement will describe the federal income tax consequences and other special factors which should be considered prior to purchasing any Original Issue Discount Securities. You are encouraged to consult with your own competent tax and financial advisors on these important matters.

Consolidation, Merger or Sale

The Indenture generally permits a consolidation or merger between Post Apartment Homes and another entity. It also permits the sale or transfer by Post Apartment Homes of all or substantially all of its property and assets and the purchase by it of all or substantially all of the property and assets of another entity. These transactions are permitted if:

•

Post Apartment Homes is the continuing entity or, if not, the resulting or acquiring entity assumes all of its responsibilities and liabilities under the Indenture, including the payment of all amounts due on the debt securities and performance of the covenants in the Indenture;

•	immediately after the transaction, no Event of Default exists; and

•	an officer’s certificate and legal opinion covering these conditions are delivered to the Trustee. (Sections 801 and 803)

If Post Apartment Homes consolidates or merges with or into any other company or sells all or substantially all of its assets according to the terms and conditions of the Indenture, the resulting or acquiring company will be substituted for Post Apartment Homes in the Indenture with the same effect as if it had been an original party to the Indenture. As a result, such successor company may exercise all of the rights and powers of Post Apartment Homes under the Indenture, in the name of Post Apartment Homes or in its own name and Post Apartment Homes will be released from all of its liabilities and obligations under the Indenture and under the debt securities. (Section 802)

Restrictive Covenants

Existence. Except as permitted under “—Consolidation, Merger or Sale” above, Post Apartment Homes is required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises unless it determines that the preservation of its existence, rights and franchises is no longer desirable in the conduct of its business and that the loss of the preservation is not disadvantageous in any material respect to the Holders of the debt securities. (Section 1006)

Maintenance of Properties. Post Apartment Homes is required to cause all of its material properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment. Post Apartment Homes is also required to cause to be made all necessary repairs, renewals, replacements, betterments and improvements on its material properties, so that the business carried on in connection with the properties may be properly and advantageously conducted at all times. Post Apartment Homes will not be prevented from selling or otherwise disposing for value its properties in the ordinary course of business. (Section 1007)

Insurance. Post Apartment Homes is required to keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with financially sound and reputable insurance companies (Section 1008).

Payment of Taxes and Other Claims. Post Apartment Homes is required to pay or discharge or cause to be paid or discharged, before they become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon it or upon its income, profits or property, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property. Post Apartment Homes is not required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings. (Section 1009)

Provision of Financial Information. The Holders of debt securities will be provided with copies of the annual reports and quarterly reports of Post Apartment Homes. Whether or not Post Apartment Homes is subject to Section 13 or 15(d) of the Exchange Act and for so long as any debt securities are outstanding, Post Apartment Homes will, to the extent permitted under the Exchange Act, be required to file with the SEC the annual reports, quarterly reports and other documents which Post Apartment Homes would have been required to file with the SEC pursuant to Section 13 or 15(d) if it were so subject. All of these documents are required to be filed with the SEC on or prior to the respective dates (the “Required Filing Dates”) by which Post Apartment Homes would have been required to so file these documents if it were so subject. Post Apartment Homes will also, (1) within 15 days of each Required Filing Date, transmit by mail to all Holders of debt securities, as their names and addresses appear in the security register for the debt securities, without cost to them, and file with the Trustee copies of the annual reports and quarterly reports which it would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if it were subject to such Sections and (2) if filing such documents by Post Apartment Homes with the SEC is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder. (Section 1010)

Additional Covenants. Any additional or different covenants of Post Apartment Homes with respect to any series of debt securities will be set forth in the prospectus supplement relating to the specific debt securities.

Modification and Waiver

Under the Indenture, some of the rights and obligations of Post Apartment Homes and some of the rights of Holders of the debt securities may be modified or amended with the consent of the Holders of a majority in aggregate principal amount of the outstanding debt securities of each series of debt securities affected by the modification or amendment. The following modifications and amendments will not be effective against any Holder without its consent:

•	a change in the stated maturity date of any payment of principal or interest;

•	a deduction in payment due on the debt securities;

•	a change in the place of payment or currency in which any payment on the debt securities is payable;

•	a limitation of a Holder’s right to sue Post Apartment Homes for the enforcement of certain payments due on the debt securities;

•	a reduction in the percentage of outstanding debt securities required to consent to a modification or amendment of the Indenture; and

•	a modification of any of the foregoing requirements. (Section 902)

We and the Trustee may modify and amend the Indenture without the consent of any Holder of debt securities for any of the following purposes:

•	to evidence the succession of another person to us as issuer and the assumption by any such successor of our covenants;

•	to add to the covenants for the benefit of the Holders of debt securities;

•	to add any additional Events of Default (as defined below);

•	to secure the securities;

•	to establish the form or terms of debt securities of any series as permitted by Sections 201 and 301 of the Indenture;

•	to evidence and provide for the acceptance of appointment by a successor trustee;

•

to cure any ambiguity, to correct or supplement any provision of the Indenture which may be defective or inconsistent with any other provision of the Indenture, provided such provisions shall not adversely affect the interests of the Holders of the debt securities in any material respect; or

•

to supplement any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any series of debt securities pursuant to Sections 401, 1402 and 1403 of the Indenture, provided that any such action shall not adversely affect the interests of the Holders of debt securities in any material respect.

Under the Indenture, the Holders of a majority in aggregate principal amount of the outstanding debt securities of any series of debt securities may, on behalf of all Holders of that series:

•	waive compliance by Post Apartment Homes with certain restrictive covenants of the Indenture; and

•	waive any past default under the Indenture, except:

•	a default in the payment of the principal of or any premium or interest on any debt securities of that series; or

•	a default under any provision of the Indenture which itself cannot be modified or amended without the consent of the Holders of each outstanding debt security of that series. (Sections 1013, 513)

Events of Default

“Event of Default,” when used in the Indenture with respect to any series of debt securities, means any of the following:

•	failure to pay interest on any debt security of that series for 30 days after the payment is due;

•	failure to pay the principal of or any premium on any debt security of that series when due;

•	failure to deposit any sinking fund payment when due on debt securities of that series;

•

failure to perform any other covenant in the Indenture that applies to debt securities of that series for 60 days after Post Apartment Homes has received written notice by registered or certified mail of the failure to perform in the manner specified in the Indenture;

•

default with respect to over $20 million of recourse indebtedness or with respect to over $20 million under any mortgage, lien or other similar encumbrance, indenture of instrument, including the Indenture, which secures any recourse indebtedness, and which results in acceleration of the maturity of the outstanding principal amount of the indebtedness unless such acceleration is rescinded or the indebtedness is discharged;

•	certain events in bankruptcy, insolvency or reorganization; or

•	any other Event of Default that may be specified for the debt securities of that series when that series is created. (Section 501)

If an Event of Default for any series of debt securities occurs and continues, the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If such a declaration occurs, the Holders of a majority of the aggregate principal amount of the outstanding debt securities of that series can, subject to certain conditions, rescind the declaration. (Sections 502, 513)

The prospectus supplement relating to each series of debt securities which are Original Issue Discount Securities will describe the particular provisions that relate to the acceleration of maturity of a portion of the principal amount of such series when an Event of Default occurs and continues.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the Indenture. The Indenture requires Post Apartment Homes to file an officers’ certificate with the Trustee each year that states that defaults do not exist under the terms of the Indenture. (Section 1011) The Trustee may withhold notice to the Holders of debt securities of any default, except defaults in the payment of principal, premium, interest or any sinking fund installment, if it considers such withholding of notice to be in the best interests of the Holders. (Section 601)

Other than its duties in the case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any Holders, unless the Holders offer the Trustee reasonable indemnification. (Sections 602, 603) If reasonable indemnification is provided, then, subject to certain other rights of the Trustee, the Holders of a majority in principal amount of the outstanding debt securities of any series may, with respect to the debt securities of that series, direct the time, method and place of:

•	conducting any proceeding for any remedy available to the Trustee, or

•	exercising any trust or power conferred upon the Trustee. (Section 512)

The Holder of a debt security of any series will have the right to begin any proceeding with respect to the Indenture or for any remedy only if:

•	the Holder has previously given the Trustee written notice of a continuing Event of Default with respect to that series;

•

the Holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made a written request of, and offered reasonable indemnification to, the Trustee to begin such proceeding;

•	the Trustee has not started such proceeding within 60 days after receiving the request; and

•

the Trustee has not received directions inconsistent with such request from the Holders of a majority in aggregate principal amount of the outstanding debt securities of that series during those 60 days. (Section 507)

However, the Holder of any debt security will have an absolute right to receive payment of principal of and any premium and interest on the debt security when due and to institute suit to enforce such payment. (Section 508)

Defeasance

Defeasance and Discharge. At the time that Post Apartment Homes establishes a series of debt securities under the Indenture, it can provide that the debt securities of that series are subject to the defeasance and discharge provisions of the Indenture. If Post Apartment Homes so provides, it will be discharged from its obligations on the debt securities of that series if it deposits with the Trustee, in trust, sufficient money or Government Obligations (as defined below) to pay the principal, interest, any premium and any other sums due on the debt securities of that series on the dates such payments are due under the Indenture and the terms of the debt securities. (Sections 1401 and 1404) As used above, “Government Obligations” mean:

•	securities of the same government which issued the currency in which the series of debt securities are denominated and in which interest is payable; or

•	securities of government agencies backed by the full faith and credit of such government. (Section 101)

In the event that Post Apartment Homes deposits funds in trust and discharges its obligations under a series of debt securities as described above, then:

•

the Indenture will no longer apply to the debt securities of that series, except for certain obligations to compensate, reimburse and indemnify the Trustee, to register the transfer and exchange of debt securities, to replace lost, stolen or mutilated debt securities and to maintain paying agencies and the trust funds; and

•	Holders of debt securities of that series can only look to the trust fund for payment of principal, any premium and interest on the debt securities of that series. (Section 1402)

Defeasance of Certain Covenants and Certain Events of Default. At the time that Post Apartment Homes establishes a series of debt securities under the Indenture, it can provide that the debt securities of that series are subject to the covenant defeasance provisions of the Indenture. If Post Apartment Homes so provides and makes the deposit described under the heading “—Defeasance and Discharge” above:

•	it will not have to comply with the following restrictive covenants contained in the Indenture:

•	Existence (Sections 1006);

•	Maintenance of Properties (Section 1007);

•	Insurance (Section 1008);

•	Payment of Taxes and Other Claims (Section 1009);

•	Provision of Financial Information (Section 1010); and

•	any other covenant Post Apartment Homes designates when it establishes the series of debt securities; and

•

it will not have to treat the events described in the fourth bullet point under the heading “—Events of Default” as they relate to the covenants listed above that have been defeased and no longer are in effect and the events described in the last bullet point under the heading “—Events of Default” as Events of Default under the Indenture in connection with that series.

In the event of a defeasance, the obligations of Post Apartment Homes under the Indenture and the debt securities, other than with respect to the covenants and the Events of Default specifically referred to above, will remain in effect. (Sections 1402 and 1403)

If Post Apartment Homes exercises its option not to comply with the covenants listed above and the debt securities of such series become immediately due and payable because an Event of Default has occurred, other than as a result of an Event of Default specifically referred to above, the amount of money and/or Government Obligations on deposit with the Trustee will be sufficient to pay the principal, interest, any premium and any other sums, due on the debt securities of such series on the date such payments are due under the Indenture and the terms of the debt securities, but may not be sufficient to pay amounts due at the time of acceleration. However, Post Apartment Homes would remain liable for the balance of the payments.

Condition. Such a trust will only be permitted to be established if, among other things, Post Apartment Homes has delivered to the Trustee an opinion of counsel (as specified in the Indenture) to the effect that the Holders of the debt securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the Indenture (Section 1404).

No Conversion Rights

The debt securities will not be convertible into or exchangeable for any capital stock of Post or equity interest in Post Apartment Homes.

DESCRIPTION OF COMMON STOCK

We have summarized certain terms and provisions of Post’s common stock in this section. The summary is not complete. We have also filed Post’s Articles of Incorporation and Bylaws as exhibits to the registration statement. The rights of our shareholders are also subject to Georgia law, under which we were incorporated. You should read Post’s Articles of Incorporation and Bylaws for additional information before you buy any common stock.

General

Shares Outstanding. Post’s authorized common stock consists of 100,000,000 shares, par value $.01 per share. As of May 24, 2012, 54,099,980 shares were issued and outstanding, 87 shares were held in treasury, 151,228 shares were reserved for issuance upon exchange of outstanding Partnership Units and 911,948 shares were reserved for issuance upon exercise of outstanding stock options.

Dividends. Holders of common stock may receive dividends when declared by Post’s board of directors out of funds that Post can legally use to pay dividends. Post may pay dividends in cash, stock or other property. In certain cases, holders of common stock may not receive dividends until Post has satisfied its obligations to the holders of outstanding preferred stock.

Voting Rights. Holders of common stock have the exclusive power to vote on all matters presented to Post’s shareholders unless Georgia law or the designations in Post’s Articles of Incorporation for an outstanding series of preferred stock gives the holders of that series of preferred stock the right to vote on specified matters. Each holder of common stock is entitled to one vote per share. Holders of common stock have no cumulative voting rights for the election of directors. This means that a holder of a single share of common stock cannot cast more than one vote for each position to be filled on the board of directors.

Other Rights. If Post voluntarily or involuntarily liquidates, dissolves or winds up its business, holders of common stock will receive pro rata, according to shares held by them, any remaining assets distributable to Post’s shareholders after Post has provided for any liquidation preference for outstanding shares of preferred stock. When Post issues securities in the future, holders of common stock have no preemptive rights. This means that the holders of common stock have no right, as holders of common stock, to buy any portion of those issued securities. Holders of common stock have no subscription, redemption or conversion rights.

Listing. Post’s outstanding shares of common stock are listed on the New York Stock Exchange under the symbol “PPS.” Post intends to list with the New York Stock Exchange any additional shares of common stock to be sold pursuant to any prospectus supplement. ComputerShare serves as the transfer agent and registrar for the common stock.

Fully Paid. Post’s outstanding shares of common stock are fully paid and nonassessable. This means that the full purchase price for the outstanding shares of common stock has been paid and the holders of such shares will not be assessed any additional monies for such shares. Any additional common stock that Post may issue in the future pursuant to any prospectus supplement or upon the conversion or exercise of other securities offered under this prospectus will also be fully paid and nonassessable.

ANTI-TAKEOVER PROVISIONS CONTAINED IN POST’S

ARTICLES OF INCORPORATION AND BYLAWS

Certain provisions of Post’s Articles of Incorporation and Bylaws may make it less likely that management would be changed or someone would acquire voting control of Post without consent by the board of directors. These provisions may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their common stock.

Preferred Stock. Post’s board of directors can at any time, under its Articles of Incorporation and without shareholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock without shareholder approval could discourage or make more difficult attempts to take control of Post through a merger, tender offer, proxy contest or otherwise. Preferred stock with special voting rights or other features issued to persons favoring management could stop a takeover by preventing the person trying to take control of Post from acquiring enough voting shares necessary to take control.

Nomination Procedures. Shareholders, as well as Post’s board of directors, can nominate candidates for the board of directors. However, a shareholder that wants to nominate a candidate for the board of directors at the annual meeting must follow the advance notice procedures described in the Bylaws. In general, a shareholder must submit a written notice of the nomination complying with the provisions of Post’s Bylaws to Post’s corporate secretary not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the preceding year’s annual meeting of shareholders, provided that if the annual meeting is not scheduled within twenty-five (25) days of such anniversary date, such notice must be delivered by the tenth day following the date on which the annual meeting date is publicly disclosed or the notice of the annual meeting is mailed.

Proposal Procedures. Shareholders can propose that business other than nominations to the board of directors be considered at an annual meeting of shareholders. However, a shareholder that wants to propose such business at a meeting, other than pursuant to Rule 14a-8 promulgated under the Exchange Act, must follow the advance notice procedures described in Post’s Bylaws. In general, a shareholder must submit a written notice of the proposal and the shareholder’s interest in the proposal complying with the provisions of Post’s Bylaws to Post’s corporate secretary not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the preceding year’s annual meeting of shareholders, provided that if the annual meeting is not scheduled within twenty-five (25) days of such anniversary date, such notice must be delivered by the tenth day following the date on which the annual meeting date is publicly disclosed or the notice of the annual meeting is mailed.

Amendment of Bylaws. Under Post’s Bylaws, the board of directors can adopt, amend or repeal the Bylaws, subject to limitations under the Georgia Business Corporation Code (the “GBCC”). Post’s shareholders also have the power to change or repeal Post’s Bylaws.

Georgia Anti-Takeover Statutes

The GBCC restricts certain business combinations with “interested shareholders” and contains fair price requirements applicable to certain mergers with certain “interested shareholders” that are summarized below. The restrictions imposed by these statutes will not apply to a corporation unless it elects to be governed by these statutes. Post has not elected to be covered by such restrictions.

The Georgia business combination statute regulates business combinations such as mergers, consolidations, share exchanges and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia, and where the acquiror became an “interested shareholder” of the corporation, unless either (1) the transaction resulting in such acquiror becoming an “interested shareholder” or the business combination received the approval of the corporation’s board of directors prior to the date on which the acquiror became an “interested shareholder,” or (2) the acquiror became the owner of at least 90% of the outstanding voting stock of the corporation, excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons, in the same transaction in which the acquiror became an “interested shareholder.” For purposes of this statute, an “interested shareholder” generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The statute prohibits business combinations with an unapproved “interested shareholder” for a period of five years after the date on which such person became an “interested shareholder.” The statute restricting business combinations is broad in its scope and is designed to inhibit unfriendly acquisitions.

The Georgia fair price statute prohibits certain business combinations between a Georgia business corporation and an “interested shareholder” unless (1) certain “fair price” criteria are satisfied, (2) the business combination is unanimously approved by the continuing directors, (3) the business combination is recommended by at least two-thirds of the continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the “interested shareholder,” or (4) the interested shareholder has been such for at least three years and has not increased his ownership position in such three-year period by more than one percent in any twelve-month period. The fair price statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified “fair price” requirements.

Limitation on Mergers and Asset Sales

Post may not engage in any merger, consolidation or other combination with or into another person or sale of all or substantially all of its assets unless such transaction includes the merger of Post Apartment Homes, or sale of substantially all of the assets of Post Apartment Homes, which sale or merger must be approved by the holders of a majority of Post Apartment Homes’ outstanding Partnership Units. Post currently holds a majority of the outstanding Partnership Units. If Post were ever to hold less than a majority of the Partnership Units, this voting requirement might limit the possibility for acquisition or change in the control of Post. The foregoing limitation may have the effect of precluding a merger, consolidation or other combination of Post without the consent of the board of directors.

Restrictions on Ownership

For Post to qualify as a REIT for federal income tax purposes, no more than 50% in value of its outstanding capital stock may be owned, directly or constructively, by five or fewer individuals, including certain entities that are treated as individuals for this purpose, during the last half of any taxable year. To facilitate Post’s compliance with this requirement, the ownership limit under Post’s Articles of Incorporation prohibits ownership, directly or under certain constructive ownership rules, by any person or persons acting as a group of more than 6.0% of the issued and outstanding shares of Post’s common stock, subject to certain exceptions, including an exception for shares of common stock held by Post’s former chairman and Post’s former vice chairman and certain investors for which Post has waived the ownership limit. Together, these limitations are referred to as the “ownership limit.” Further, Post’s Articles of Incorporation include provisions allowing Post to stop transfers of or redeem its shares, which are intended to assist Post in complying with these REIT-qualification requirements.

All certificates representing shares of common stock will bear a legend referring to the ownership limitations and transfer restrictions described above.

DESCRIPTION OF PREFERRED STOCK

This section describes the general terms and provisions of preferred stock of Post that may be offered by this prospectus. The prospectus supplement will describe the specific terms of the series of the preferred stock offered through that prospectus supplement and any general terms outlined in this section that will not apply to that series of preferred stock.

We have summarized the terms and provisions of the preferred stock in this section. The summary is not complete. We have also filed Post’s Articles of Incorporation as an exhibit to the registration statement. The rights of our preferred shareholders are also subject to Georgia law. You should read Post’s Articles of Incorporation and the Certificate of Designation, Preferences and Rights (“Certificate of Designation”) relating to the applicable series of the preferred stock for additional information before you buy any preferred stock.

General

Pursuant to Post’s Articles of Incorporation, the board of directors has the authority, without further shareholder action, to issue a maximum of 20,000,000 shares of preferred stock, including shares issued or reserved for issuance and to affix and determine the relative rights, preferences and privileges of each class or series of preferred stock issued. As of May 24, 2012, the board of directors has designated 1,150,000 shares, 867,846 of which are issued and outstanding, as 8 1/2% Series A cumulative redeemable preferred stock, 2,300,000 shares none of which are issued and outstanding, as 7 5/8% Series B cumulative redeemable preferred stock, 2,300,000 shares, none of which are outstanding, as 7 5/8% Series C cumulative redeemable preferred stock and 2,800,000 shares, none of which are outstanding, as 8% Series D cumulative redeemable preferred stock, each class ranking pari passu with each other and senior to common stock as to dividends and upon liquidation. The board of directors has the authority to determine or fix the following terms with respect to shares of any series of preferred stock:

•	the number of shares and designation or title of the shares;

•	dividend rights;

•	whether and upon what terms the shares will be redeemable;

•	the rights of the holders upon Post’s dissolution or upon the distribution of its assets;

•	whether and upon what terms the shares will have a purchase, retirement or sinking fund;

•	whether and upon what terms the shares will be convertible;

•	the voting rights, if any, which will apply;

•	and any other preferences, rights, limitations or restrictions of the series.

If Post purchases, redeems or converts shares of preferred stock, it will retire and cancel them and restore them to the status of authorized but unissued shares of preferred stock. These shares will not be part of any particular series of preferred stock and may be reissued by Post.

As described under “Description of Depositary Shares” below, Post may elect to offer depositary shares represented by depositary receipts. If Post so elects, each depositary share will represent a fractional interest to be specified in the applicable prospectus supplement in a share of preferred stock. If Post issues depositary shares representing interests in preferred stock, the preferred stock will be deposited with a depositary.

The preferred stock will have the dividend, liquidation, redemption and voting rights described in this section unless the applicable prospectus supplement provides otherwise. You should read the prospectus supplement relating to the particular series of the preferred stock it offers for specific terms, including:

•	the title and liquidation preference of the preferred stock and the number of shares offered;

•	the price at which such preferred stock will be offered;

•

the dividend rate or rates (or method of calculation), the dividend periods, the dates on which dividends will be payable and whether the dividends will be cumulative or non-cumulative and, if cumulative, the dates from which the dividends will start to cumulate;

•	any redemption or sinking fund provisions;

•	any conversion provisions;

•	whether Post has elected to offer depositary shares as described under “Description of Depositary Shares” below; and

•	any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

When Post issues the preferred stock, the shares will be fully paid and nonassessable. This means that the full purchase price for the outstanding preferred stock will have been paid and the holders of such preferred stock will not be assessed any additional monies for such preferred stock. Unless the applicable prospectus supplement specifies otherwise:

•	each series of preferred stock will rank senior to Post’s common stock and equally in all respects with the outstanding shares of each other series of preferred stock; and

•

the preferred stock will have no preemptive rights to subscribe for any additional securities which Post may issue in the future. This means that the holders of preferred stock will have no right, as holders of preferred stock, to buy any portion of those issued securities.

Dividends

The holders of the preferred stock of each series will be entitled to receive cash dividends, if declared by Post’s board of directors or its duly authorized committee, out of assets that Post can legally use to pay dividends. The prospectus supplement relating to a particular series of preferred stock will set forth the dividend rates and dates on which dividends will be payable. The rates may be fixed or variable or both. If the dividend rate is variable, the applicable prospectus supplement will describe the formula used for determining the dividend rate for each dividend period. Post will pay dividends to the holders of record as they appear on Post’s stock books on the record dates fixed by the board of directors or its duly authorized committee.

The applicable prospectus supplement will also state whether the dividends on any series of the preferred stock are cumulative or non-cumulative. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable prospectus supplement. If Post’s board of directors does not declare a dividend payable on a dividend payment date on any non-cumulative series of preferred stock, then the holders of that series will not be entitled to receive a dividend for that dividend period and Post will not be obligated to pay the dividend for that dividend period even if the board of directors declares a dividend on that series payable in the future.

Post’s board of directors will not declare and pay a dividend on any of its stock ranking, as to dividends, equal with or junior to any series of the preferred stock unless full dividends on such series of the preferred stock have been declared and paid or declared and sufficient money is set aside for payment. Until full dividends are paid, or declared and payment is set aside, on each series of preferred stock ranking equal as to dividends, then:

•

Post will declare any dividends pro rata among the preferred stock of each series and any preferred stock ranking equal to the preferred stock as to dividends. This means that the dividends Post declares per share on each series of such preferred stock will bear the same relationship to each other that the full accrued dividends per share on each such series of the preferred stock bear to each other;

•

other than such pro rata dividends, Post will not declare or pay any dividends or declare or make any distributions upon any security ranking junior to or equal with the preferred stock as to dividends or upon liquidation except (a) dividends or distributions paid for with securities ranking junior to the preferred stock as to dividends and upon liquidation and (b) cash in lieu of fractional shares in connection with any such dividend; and

•

Post will not redeem, purchase or otherwise acquire, or set aside money for a sinking fund for, any securities ranking junior to or equal with the preferred stock as to dividends or upon liquidation except by conversion into or exchange for stock junior to the preferred stock as to dividends and upon liquidation.

Post will not owe any interest, or any money in lieu of interest, on any dividend payment(s) on any series of the preferred stock which may be past due.

Redemption

A series of the preferred stock may be redeemable, in whole or in part, at Post’s option, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, as described in the applicable prospectus supplement. Redeemed preferred stock will become authorized but unissued shares of preferred stock that Post may issue in the future.

If a series of the preferred stock is subject to mandatory redemption, the applicable prospectus supplement will specify the number of shares that Post will redeem each year and the redemption price. If preferred stock is redeemed, Post will pay, in the case of non-cumulative preferred stock, all declared and unpaid dividends and, in the case of cumulative preferred stock, all accrued and unpaid dividends on the preferred stock up to, but excluding, the redemption date. The prospectus supplement will also specify whether the redemption price will or may be paid in cash or other property. If (1) Post is only permitted to pay the redemption price for a series of preferred stock from the proceeds of a capital stock issuance and (2) the proceeds from the issuance are insufficient or no such issuance has occurred, then the terms of that series may provide that the preferred stock will automatically and mandatorily be converted into such capital stock.

If fewer than all of the outstanding shares of any series of the preferred stock are to be redeemed, Post’s board of directors will determine the number of shares to be redeemed. Post will redeem the shares pro rata from the holders of record in proportion to the number of shares held by them, with adjustments to avoid redemption of fractional shares.

Even though the terms of a series of preferred stock may permit redemption of the preferred stock in whole or in part, if any declared and unpaid dividends, or accumulated dividends, on that series are past due:

•	Post will not redeem any preferred stock of that series unless Post simultaneously redeems all outstanding preferred stock of that series; and

•	Post will not purchase or otherwise acquire any preferred stock of that series.

The prohibition discussed in the prior sentence will not prohibit Post from purchasing or acquiring preferred stock of that series to preserve its REIT status or pursuant to a purchase or exchange offer if Post makes the offer on the same terms to all holders of that series.

Unless the applicable prospectus supplement specifies otherwise, Post will give notice of a redemption by mailing a notice to each record holder of the shares to be redeemed, between 30 to 60 days prior to the date fixed for redemption. If Post issues depositary shares representing interests in preferred stock, it will send a notice to the depositary between 40 to 70 days prior to the date fixed for redemption. Post will mail the notices to the holders’ addresses as they appear on its stock records. Each notice will state:

•	the redemption date;

•	the number of shares and the series of the preferred stock to be redeemed;

•	the redemption price;

•	the place or places where holders can surrender the certificates for the preferred stock for payment of the redemption price;

•	that dividends on the shares to be redeemed will cease to accrue on the redemption date; and

•	the date when the holders’ conversion rights, if any, will terminate.

If Post redeems fewer than all shares of any series of the preferred stock held by any holder, it will also specify the number of shares to be redeemed from the holder in the notice.

If Post has given notice of the redemption and has provided the funds for the payment of the redemption price, then beginning on the redemption date:

•	the dividends on the preferred stock called for redemption will no longer accrue;

•	such shares will no longer be considered outstanding; and

•	the holders will no longer have any rights as shareholders except to receive the redemption price.

When the holder properly surrenders the redeemed shares, the redemption price will be paid out of the funds provided by Post. If Post redeems fewer than all of the shares represented by any certificate, Post will issue a new certificate representing the unredeemed shares without cost to the holder.

Subject to the limitations described above and the terms of any preferred stock ranking senior to the preferred stock to be purchased or of any outstanding debt instruments, we or our affiliates may from time to time purchase any outstanding shares of preferred stock by tender, in the open market or by private agreement. In the event that a redemption described above is deemed to be a “Tender Offer” within the meaning of Rule 14e-1 under the Exchange Act, Post will comply with all applicable provisions of the Exchange Act.

Conversion

The applicable prospectus supplement relating to a series of convertible preferred stock will describe the terms and conditions upon which shares of that series are convertible into shares of common stock or a different series of preferred stock.

Rights upon Liquidation

Unless the applicable prospectus supplement states otherwise, if Post voluntarily or involuntarily liquidates, dissolves or winds up its business, the holders of shares of each series of the preferred stock will be entitled to receive:

•	liquidation distributions in the amount stated in the applicable prospectus supplement; and

•	in the case of cumulative preferred stock, all accrued and unpaid dividends, and, in the case of noncumulative preferred stock, all declared and unpaid dividends.

Post will pay these amounts to the holders of shares of each series of the preferred stock, and all amounts owing on any preferred stock ranking equally with such series of preferred stock as to distributions upon liquidation, out of Post’s assets available for distribution to shareholders before any distribution is made to holders of any securities ranking junior to the preferred stock upon liquidation.

The sale of all or substantially all of Post’s property and assets, its merger into or consolidation with any other corporation or the merger of any other corporation into Post will not be considered a dissolution, liquidation or winding up of Post’s business.

If (1) Post voluntarily or involuntarily liquidates, dissolves or wind ups its business and (2) the assets available for distribution to the holders of the preferred stock of any series and any other shares of its stock ranking equal with such series as to any such distribution are insufficient to pay all amounts to which the holders are entitled, then Post will only make pro rata distributions to the holders of all shares ranking equal as to distributions upon dissolution, liquidation or winding up of its business. This means that the distributions Post pays to the holders of all shares ranking equal as to distributions upon dissolution, liquidation or winding up of its business will bear the same relationship to each other that the full distributable amounts for which such holders are respectively entitled upon such dissolution, liquidation or winding up of Post’s business bear to each other.

After Post pays the full amount of the liquidation distribution to which the holders of a series of the preferred stock are entitled, such holders will have no right or claim to any of Post’s remaining assets.

Voting Rights

Except as described in this section or in the applicable prospectus supplement, or except as expressly required by applicable law, the holders of the preferred stock will not be entitled to vote. If the holders of a series of preferred stock are entitled to vote and the applicable prospectus supplement does not state otherwise, then each share of preferred stock will be entitled to one vote.

As more fully described under “Description of Depositary Shares” below, if Post elects to provide for the issuance of depositary shares representing fractional interests in a share of preferred stock, the holders of each depositary share will be entitled to a fraction of a vote.

For any series of preferred stock having one vote per share, the voting power of the series, on matters on which holders of such series and holders of any other series of preferred stock are entitled to vote as a single class, will solely depend on the total number of shares in such series, and not on the aggregate liquidation preference or initial offering price.

If and whenever the dividends on any shares of preferred stock and any other class or series of our stock that ranks on parity with such shares of preferred stock as to payment of dividends and that has voting rights equivalent to those described in this paragraph (“voting parity stock”) have not been declared and paid in an aggregate amount equal, as to any such class or series, to at least six quarterly dividends (whether or not consecutive), the number of directors then constituting Post’s board of directors will be increased by two. Holders of such shares of preferred stock, together with the holders of all other affected classes and series of voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors (the “Preferred Stock Directors”) at any annual meeting of shareholders or any special meeting of the holders of shares of such preferred stock and any voting parity stock for which dividends have not been paid, called as provided below, but only if the election of any Preferred Stock Directors would not cause us to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange on which our securities may be listed) that listed companies must have a majority of independent directors. In addition, our board of directors shall at no time have more than two Preferred Stock Directors.

At any time after this voting power has vested as described above, our Secretary may, and upon the written request of holders of record of at least 20% of the outstanding shares of such preferred stock and voting parity stock (addressed to the Secretary at our principal office) must, call a special meeting of the holders of shares of such preferred stock and voting parity stock for the election of the Preferred Stock Directors. Notice for a special meeting will be given in a similar manner to that provided in our bylaws for a special meeting of the shareholders, which we will provide upon request, or as required by law. If our Secretary is required to call a meeting but does not do so within 20 days after receipt of any such request, then any holder of shares of such preferred stock may (at our expense) call such meeting, upon notice as provided in this section, and for that purpose will have access to our stock books. The Preferred Stock Directors elected at any such special meeting will hold office until the next annual meeting of our shareholders unless they have been previously terminated as described below. In case any vacancy occurs among the Preferred Stock Directors, a successor will be elected by our board of directors to serve until the next annual meeting of the shareholders upon the nomination of the then remaining Preferred Stock Director or, if none remains in office, by the vote of the holders of record of a majority of the outstanding shares of such preferred stock and voting parity stock, voting as a single class. The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

Whenever (a) in the case of non-cumulative preferred stock, full dividends have been paid on the shares of such preferred stock for at least one year and, in the case of cumulative preferred stock, all dividends on the shares of such preferred stock and any other cumulative voting parity stock have been paid in full, (b) full dividends have been paid on any non-cumulative voting parity stock for at least one year and (c) all dividends on any cumulative voting parity stock have been paid in full, then the right to elect the Preferred Stock Directors will cease (but subject always to the same provisions for the vesting of these voting rights in the case of any similar non-payment of dividends in respect of future dividend periods), the terms of office of all Preferred Stock Directors will immediately terminate and the number of directors constituting our board of directors will be reduced accordingly.

Unless Post receives the consent of the holders of an outstanding series of preferred stock and the outstanding shares of all other series of preferred stock which (1) rank equally with such series either as to dividends or the distribution of assets upon liquidation, dissolution or winding up of Post’s business and (2) have voting rights that are exercisable and that are similar to those of such series, Post will not:

•

authorize or create or increase the authorized or issued amount of, any class or series of stock ranking senior to such outstanding preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of Post’s business, or reclassify any authorized share of stock into such outstanding preferred stock; or

•

amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of Post’s Articles of Incorporation so as to materially and adversely affect any right, preference, privilege or voting power of such outstanding preferred stock.

This consent must be given by the holders of at least two-thirds of all such outstanding preferred stock described in the preceding sentence, voting together as a single class; provided, however, that with respect to the occurrence of any event set forth in the second bullet point above, so long as any shares of such preferred stock remain outstanding with the terms thereof materially unchanged or new shares of the surviving corporation or entity are issued with the same terms as the shares of such preferred stock, in each case taking into account that upon the occurrence of this event we may not be the surviving entity, the occurrence of any such event shall not be deemed to materially and adversely affect any right, preference, privilege or voting power of the shares of such preferred stock or the holders thereof, and provided, further, that any increase in the amount of our authorized common stock or preferred stock or the creation or issuance of any other series of common stock or other equity securities ranking on a parity with or junior to the shares of such preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up and any change to the number of directors or number of classes of directors shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

Under Georgia law, the vote of the holders of a majority of the outstanding shares of preferred stock, voting as a separate voting group, is required for:

•	certain amendments to Post’s Articles of Incorporation impacting such preferred stock;

•	the approval of any dividend payable in shares of such preferred stock to holders of shares of another class or series of Post’s stock; or

•	the approval of any proposed share exchange that includes shares of the preferred stock.

In addition, holders of shares of preferred stock will be able to vote together with the holders of all shares of common stock and other preferred stock entitled to vote, voting as a single group, on the approval of a plan of merger if the plan of merger contains a provision that, if contained in a proposed amendment to Post’s Articles of Incorporation, would require action on the proposed amendment. Further, in the case of any merger where Post is the surviving corporation, the right of holders of the shares of the preferred stock to vote separately as a group on a plan of merger does not apply if:

•	the articles of incorporation of the surviving corporation will not differ from our articles of incorporation as then in effect;

•

each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitation, and relative rights, immediately after the merger; and

•

the number and kind of shares outstanding immediately after the merger, plus the number and kind of shares issuable as a result of the merger and by the conversion of securities issued pursuant to the merger or the exercise of rights and warrants issued pursuant to the merger, will not exceed the total number and kind of shares of the surviving corporation authorized by its articles of incorporation immediately after the merger.

Shareholder Liability

As discussed above under “Description of Common Stock—General,” applicable Georgia law provides that no shareholder, including holders of preferred stock, shall be personally liable for the acts and obligations of Post and that the funds and property of Post shall be the only recourse for such acts or obligations.

Restrictions on Ownership

As discussed above under “Description of Common Stock—Restrictions on Ownership,” for Post to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or constructively, by five or fewer individuals, including certain entities that are treated as individuals for this purpose, during the last half of a taxable year. To assist Post in meeting this requirement, Post may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of Post’s outstanding equity securities, including any preferred stock of Post. Therefore, the designations contained in Post’s Articles of Incorporation for each series of preferred stock may contain provisions restricting the ownership and transfer of the preferred stock. The applicable prospectus supplement will specify any additional ownership limitation relating to a series of preferred stock.

Registrar and Transfer Agent

The Registrar and Transfer Agent for the preferred stock will be set forth in the applicable prospectus supplement.

DESCRIPTION OF DEPOSITARY SHARES

General

This section describes the general terms and provisions of the depositary shares. The prospectus supplement will describe the specific terms of the depositary shares offered through that prospectus supplement and any general terms outlined in this section that will not apply to those depositary shares.

We may issue fractional interests in shares of preferred stock in the form of depositary shares. Each depositary share will represent a fractional ownership interest in one share of preferred stock, and will be evidenced by a depositary receipt. The shares of preferred stock represented by depositary shares will be deposited under a deposit agreement among us, a depositary, which will be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million, and the holders from time to time of the depositary receipts evidencing the depositary shares. Post will name the depositary in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of preferred stock represented by that depositary share, to all the rights and preferences of the shares of preferred stock represented thereby (including dividend, voting, redemption and liquidation rights).

Immediately following the issuance of the shares of preferred stock, we will deposit the shares of preferred stock with the depositary.

We have summarized selected terms and provisions of the deposit agreement, the depositary shares and the depositary receipts in this section. The summary is not complete. We will file the form of deposit agreement, including the form of depositary receipt, as an exhibit to a Current Report on Form 8-K before Post issues the depositary shares. You should read the forms of deposit agreement and depositary receipt relating to a series of preferred stock for additional information before you buy any depositary shares that represent preferred stock of such series.

Dividends and Other Distributions

The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited shares of preferred stock to the record holders of depositary shares relating to the underlying shares of preferred stock in proportion to the number of depositary shares held by the holders. The depositary will distribute any property received by it other than cash to the record holders of depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the holders of the depositary shares in proportion to the number of depositary shares they hold.

Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for the shares of preferred stock.

The amounts distributed to holders of depositary shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges.

Redemption of Depositary Shares

If the series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the shares of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to the shares of preferred stock. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed.

In case of any redemption of less than all of the outstanding depositary shares, the depositary shares to be redeemed may be selected by the depositary pro rata or in any other manner determined by the depositary to be equitable and that preserves Post’s REIT status. In any such case, we may redeem depositary shares only in certain increments.

After the date fixed for redemption, the depositary shares called for redemption will no longer be deemed to be outstanding, and all rights of the holders of those shares will cease, except the right to receive the amount payable and any other property to which the holders were entitled upon the redemption. To receive this amount or other property, the holders must surrender the depositary receipts evidencing their depositary shares to the depositary. Any funds that we deposit with the depositary for any depositary shares that the holders fail to redeem will be returned to us after a period of two years from the date we deposit the funds.

Conversion

If any series of preferred stock underlying the depositary shares is subject to conversion, the applicable prospectus supplement will describe the rights or obligations of each record holder of depositary receipts to convert the depositary shares.

Withdrawal of Preferred Stock

Unless the related depositary shares have previously been called for redemption, any holder of depositary shares may receive the number of whole shares of preferred stock and any money or other property represented by those depositary receipts after surrendering the depositary receipts at the corporate trust office of the depositary, paying any taxes, charges and fees provided for in the deposit agreement and complying with any other requirement of the deposit agreement. Holders of depositary shares making these withdrawals will be entitled to receive whole shares of preferred stock, but holders of whole shares of preferred stock will not be entitled to deposit those shares of preferred stock under the deposit agreement or to receive depositary receipts for those shares of preferred stock after withdrawal. If the depositary shares surrendered by the holder in connection with withdrawal exceed the number of depositary shares that represent the number of whole shares of preferred stock to be withdrawn, the depositary will deliver to that holder at the same time a new depositary receipt evidencing the excess number of depositary shares.

Voting the Shares of Preferred Stock

When the depositary receives notice of any meeting at which the holders of the shares of preferred stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares relating to the shares of preferred stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the shares of preferred stock, may instruct the depositary to vote the amount of the shares of preferred stock represented by the holder’s depositary shares. To the extent possible, the depositary will vote the amount of the shares of preferred stock represented by depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the shares of preferred stock, it will vote all depositary shares of that series held by it proportionately with instructions received.

Liquidation Preference

In the event of the liquidation, dissolution or winding up of Post, whether voluntary or involuntary, the applicable prospectus supplement will set forth the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary share evidenced by a depositary receipt.

Amendment and Termination of the Deposit Agreement

We may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement at any time and from time to time by agreement with the depositary. However, any amendment that imposes additional charges or materially and adversely alters any substantial existing right of the holders of depositary shares will not be effective unless the holders of at least a majority of the affected depositary shares then outstanding approve the amendment. We will make no amendment that impairs the right of any holder of depositary shares, as described above under “—Withdrawal of Preferred Stock”, to receive shares of preferred stock and any money or other property represented by those depositary shares, except in order to comply with mandatory provisions of applicable law. Holders who retain or acquire their depositary receipts after an amendment becomes effective will be deemed to have agreed to the amendment and will be bound by the amended deposit agreement.

The deposit agreement will automatically terminate if:

•	all outstanding depositary shares have been redeemed; or

•	a final distribution in respect of the shares of preferred stock has been made to the holders of depositary shares in connection with any liquidation, dissolution or winding up of Post.

We may terminate the deposit agreement at any time, and the depositary will give notice of that termination to the record holders of all outstanding depositary receipts not less than 30 days before the termination date. In that event, the depositary will deliver or make available for delivery to holders of depositary shares, upon surrender of the depositary receipts evidencing the depositary shares, the number of whole or fractional shares of preferred stock as are represented by those depositary shares.

Charges of Depositary; Taxes and Other Governmental Charges

We will pay the fees, charges and expenses of the depositary provided in the deposit agreement to be payable by us. Holders of depositary receipts will pay any taxes and governmental charges and any charges provided in the deposit agreement to be payable by them, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts. If the depositary incurs fees, charges or expenses for which it is not otherwise liable at the election of a holder of a depositary receipt or other person, that holder or other person will be liable for those fees, charges and expenses.

Resignation and Removal of Depositary

The depositary may resign at any time by giving us notice, and we may remove or replace the depositary at any time. Resignations or removals will take effect upon the appointment of a successor depositary and its acceptance of the appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50 million.

Reports to Holders

We will deliver all required reports and communications to holders of the shares of preferred stock to the depositary. It will forward those reports and communications to the holders of depositary shares.

Limitation on Liability of the Depositary

The depositary will not be liable if it is prevented or delayed by law or any circumstances beyond its control in performing its obligations under the deposit agreement. The obligations of the depositary under the deposit agreement will be limited to performance in good faith of its duties under the agreement, and it will not be obligated to prosecute or defend any legal proceeding in respect of any depositary shares, depositary receipts or shares of preferred stock unless satisfactory and reasonable protection from expenses and liability is furnished. This is called an indemnity. The depositary may rely upon written advice of counsel or accountants, upon information provided by holders of depositary receipts or other persons believed to be competent and upon documents believed to be genuine.

Restrictions on Ownership

As discussed above under “Description of Common Stock—Restrictions on Ownership,” for Post to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or constructively, by five or fewer individuals, including certain entities that are treated as individuals for this purpose, during the last half of a taxable year. To assist Post in meeting this requirement, Post may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of Post’s outstanding equity securities, including any preferred stock of Post. Therefore, the designations contained in Post’s Articles of Incorporation for each series of preferred stock underlying the depositary shares may contain provisions restricting the ownership and transfer of the preferred stock. The deposit agreement may contain similar provisions. The applicable prospectus supplement will specify any additional ownership limitation relating to a series of preferred stock and any depositary shares.

LEGAL OWNERSHIP AND BOOK-ENTRY ISSUANCE

In this section, we describe special considerations that will apply to registered securities issued in global—i.e., book-entry—form. First we describe the difference between legal ownership and indirect ownership of registered securities. Then we describe special provisions that apply to global securities.

Legal Owners

Each debt security, common or preferred share and depositary share in registered form will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. We refer to those who have securities registered in their own names, on the books that we or the Trustee or other agent maintain for this purpose, as the “holders” of those securities. These persons are the legal holders of the securities. We refer to those who, indirectly through others, own beneficial interests in securities that are not registered in their own names as indirect owners of those securities. As we discuss below, indirect owners are not legal holders, and investors in securities issued in book-entry form or in street name will be indirect owners.

Book-Entry Owners

We expect to issue debt securities, preferred shares and depositary shares in book-entry form only. However, we may issue common shares in book-entry form. This means those securities will be represented by one or more global securities registered in the name of a financial institution that holds them as depositary on behalf of other financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the securities on behalf of themselves or their customers.

Under each indenture or other applicable agreement, only the person in whose name a security is registered is recognized as the holder of that security. Consequently, for securities issued in global form, we will recognize only the depositary as the holder of the securities and we will make all payments on the securities to the depositary. The depositary passes along the payments it receives to its participants, which in turn pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the securities.

As a result, investors will not own securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the securities are issued in global form, investors will be indirect owners, and not holders, of the securities.

Street Name Owners

In the future we may terminate a global security or issue securities initially in non-global form. In these cases, investors may choose to hold their securities in their own names or in street name. Securities held by an investor in street name would be registered in the name of a bank, broker or other financial institution that the investor chooses, and the investor would hold only a beneficial interest in those securities through an account he or she maintains at that institution.

For securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the securities are registered as the holders of those securities and we will make all payments on those securities to them. These institutions pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold securities in street name will be indirect owners, not holders, of those securities.

Legal Holders

Our obligations, as well as the obligations of the Trustee under either indenture and the obligations, if any, of any other third parties employed by us, the Trustee or any agents, run only to the holders of the securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect owner of a security or has no choice because we are issuing the securities only in global form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for that payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect owners but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose—e.g., to amend the indenture for a series of debt securities or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture—we would seek the approval only from the holders, and not the indirect owners, of the relevant securities. Whether and how the holders contact the indirect owners is up to the holders.

When we refer to “you” in this section of the prospectus, we mean those who invest in the securities being offered by this prospectus, whether they are the holders or only indirect owners of those securities. When we refer to “your securities” in this section of the prospectus, we mean the securities in which you will hold a direct or indirect interest.

Special Considerations for Indirect Owners

If you hold securities through a bank, broker or other financial institution, either in book-entry form or in street name, you should check with your own institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you securities registered in your own name so you can be a holder, if that is permitted in the future;

•	how it would exercise rights under the securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

A global security is issued in book-entry form only. Each security issued in book-entry form will be represented by a global security that we deposit with and register in the name of one or more financial institutions or clearing systems, or their nominees, which we select. A financial institution or clearing system that we select for any security for this purpose is called the “depositary” for that security. A security will usually have only one depositary but it may have more. The depositary or depositaries for your securities will be named in your prospectus supplement; if none is named, the depositary will be the Depositary Trust Company.

A global security may represent one or any other number of individual securities. Generally, all securities represented by the same global security will have the same terms. We may, however, issue a global security that represents multiple securities of the same kind, such as debt securities, that have different terms and are issued at different times. We call this kind of global security a master global security. Your prospectus supplement will indicate whether your securities are represented by a master global security.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “—Holder’s

Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all securities represented by a global security, and investors will be permitted to own only indirect interests in a global security. Indirect interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that does. Thus, an investor whose security is represented by a global security will not be a holder of the security, but only an indirect owner of an interest in the global security.

If the prospectus supplement for a particular security indicates that the security will be issued in global form only, then the security will be represented by a global security at all times unless and until the global security is terminated. We describe the situations in which this can occur below under “—Holder’s Option to Obtain a Non-Global Security; Special Situations When a Global Security Will Be Terminated”. If termination occurs, we may issue the securities through another book-entry clearing system or decide that the securities may no longer be held through any book-entry clearing system.

Special Considerations for Global Securities

As an indirect owner, an investor’s rights relating to a global security will be governed by the account rules of the depositary and those of the investor’s financial institution or other intermediary through which it holds its interest, as well as general laws relating to securities transfers. We do not recognize this type of investor or any intermediary as a holder of securities and instead deal only with the depositary that holds the global security.

If securities are issued only in the form of a global security, an investor should be aware of the following:

•

An investor cannot cause the securities to be registered in his or her own name, and cannot obtain non-global certificates for his or her interest in the securities, except in the special situations we describe below;

•

An investor will be an indirect holder and must look to his or her own bank or broker for payments on the securities and protection of his or her legal rights relating to the securities, as we describe above under “Legal Owners”;

•	An investor may not be able to sell interests in the securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form;

•

An investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•

The depositary’s policies will govern payments, deliveries, transfers, exchanges, notices and other matters relating to an investor’s interest in a global security, and those policies may change from time to time. We, the Trustee and any agents will have no responsibility for any aspect of the depositary’s policies, actions or records of ownership interests in a global security. We, the Trustee and any agents also do not supervise the depositary in any way;

•

The depositary will require that those who purchase and sell interests in a global security within its book-entry system use immediately available funds and your broker or bank may require you to do so as well; and

•

Financial institutions that participate in the depositary’s book-entry system and through which an investor holds its interest in the global securities, directly or indirectly, may also have their own policies affecting payments, deliveries, transfers, exchanges, notices and other matters relating to the securities, and those policies may change from time to time. There may be more than one financial intermediary in the chain of ownership for an investor. We do not monitor and are not responsible for the policies or actions or records of ownership interests of any of those intermediaries.

Holder’s Option to Obtain a Non-Global Security; Special Situations when a Global Security will be Terminated

If we issue any series of securities in book-entry form but we choose to give the beneficial owners of that series the right to obtain non-global securities, any beneficial owner entitled to obtain non-global securities may do so by following the applicable procedures of the depositary, any transfer agent or registrar for that series and that owner’s bank, broker or other financial institution through which that owner holds its beneficial interest in the securities. For example, in the case of a global security representing preferred shares or depositary shares, a beneficial owner will be entitled to obtain a non-global security representing its interest by making a written request to the transfer agent or other agent designated by us. If you are entitled to request a non-global certificate and wish to do so, you will need to allow sufficient lead time to enable us or our agent to prepare the requested certificate.

In addition, in a few special situations described below, a global security will be terminated and interests in it will be exchanged for certificates in non-global form representing the securities it represented. After that exchange, the choice of whether to hold the securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of holders and street name investors above under “—Legal Owners.”

The special situations for termination of a global security are as follows:

•

if the depositary notifies us that it is unwilling or unable to continue as depositary for that global security or the depositary has ceased to be a clearing agency registered under the Exchange Act, and in either case we do not appoint another institution to act as depositary within 90 days;

•	in the case of a global security representing debt securities, if an event of default has occurred with regard to the debt securities and has not been cured or waived; or

•	any other circumstances specified for this purpose in the applicable prospectus supplement.

If a global security is terminated, only the depositary, and not we or the Trustee for any debt securities, is responsible for deciding the names of the institutions in whose names the securities represented by the global security will be registered and, therefore, who will be the holders of those securities.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is based on the opinion of King & Spalding LLP and describes the material U.S. federal income tax considerations relating to Post’s treatment as a REIT under the Internal Revenue Code of 1986, as amended, referred to in this prospectus as the Code, and relating to the acquisition, ownership and disposition of shares of Post’s common stock. If Post offers equity securities other than common stock (such as preferred stock or depositary shares), if Post Apartment Homes offers debt securities, or if any selling security holder sells such securities, information about any additional federal income tax consequences to holders of those securities will be included in the applicable prospectus supplements. Because this is only a summary, it may not contain all of the information that may be important in your specific circumstances. As you review this discussion, you should keep in mind that:

(1) The tax considerations to you may vary depending on your particular tax situation;

(2) Special rules that are not discussed below may apply to you if, for example, you are a tax-exempt organization, a broker-dealer, a non-U.S. person, a trust, an estate, a regulated investment company, a financial institution, an insurance company, or otherwise subject to special tax treatment under the Code;

(3) This summary does not address state, local or non-U.S. tax considerations;

(4) This summary deals only with persons who hold shares of Post’s common stock as “capital assets” within the meaning of Section 1221 of the Code; and

(5) This discussion is not intended to be, and should not be construed as, tax advice.

You are urged both to review the following discussion and to consult with an independent tax advisor to determine the effect of acquiring, owning and disposing of shares of Post’s common stock in your individual tax situation, including any state, local or non-U.S. tax consequences.

The information in this section is based on the Code, final, temporary and proposed regulations promulgated by the U.S. Treasury Department, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service, referred to in this prospectus as the IRS, and judicial decisions. The reference to IRS interpretations and practices includes IRS practices and policies reflected in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that received the ruling. In each case, these sources are relied on as they exist on the date of this prospectus. Future legislation, regulations, administrative interpretations and judicial decisions could change current law or adversely affect existing interpretations of current law. Any change could apply retroactively.

Taxation of Post Properties as a REIT

Post elected to be taxed as a REIT under the Code beginning with its taxable year ended December 31, 1993. A REIT generally is not subject to federal income tax at the corporate level on the net income that it distributes currently to shareholders, provided that it meets the applicable requirements for REIT qualification.

We believe that Post has been organized and has operated, and we intend to continue to cause Post to operate, in a manner to qualify as a REIT, but there can be no assurance that Post has qualified or will remain qualified as a REIT. Qualification and taxation as a REIT depend upon Post’s ability to meet, through actual annual (or in some cases quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of stock ownership, and the various other REIT qualification requirements imposed under the Code. In light of the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in circumstances, we cannot guarantee that Post’s actual annual operating results will satisfy the requirements for taxation as a REIT under the Code for any particular taxable year.

The sections of the Code that relate to Post’s qualification and operation as a REIT are highly technical and complex. This discussion sets forth the material aspects of the Code sections governing REITs. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and regulations, and related administrative and judicial interpretations.

Taxation as a REIT. For each taxable year in which Post qualifies as a REIT, Post generally will not be subject to federal corporate income tax on the net income that it distributes currently to shareholders. Qualification as a REIT therefore enables the REIT and its shareholders to substantially eliminate the “double taxation” (that is, taxation at both the corporate and shareholder levels) that generally results from investment in a regular C corporation.

Shareholders generally will be subject to federal income taxation on REIT dividends (other than designated capital gain dividends) at rates applicable to ordinary income, and corporate shareholders will not be eligible to claim a dividends received deduction. By contrast, dividends received from regular C corporations may be taxed at long-term capital gain rates under certain circumstances in the hands of domestic non-corporate shareholders (through 2012 under current law), and non-REIT dividends received by domestic corporate shareholders may be eligible for a dividends received deduction. In general, income earned by a REIT and distributed currently to its shareholders will be subject to lower aggregate rates of federal income taxation than if such income were earned by a regular C corporation, subjected to corporate-level income tax, and then distributed to shareholders and subjected to tax either at capital gain rates or the effective rate paid by a corporate recipient entitled to the benefit of the dividends received deduction.

Although Post generally will not be subject to corporate-level income taxes on the net income that it distributes currently to shareholders, Post will be subject to federal income tax at the corporate level in the following circumstances:

(1) Post will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gain.

(2) Post may be subject to the “alternative minimum tax” on its undistributed items of tax preference, if any, under certain circumstances.

(3) If Post has (a) net income from the sale or other disposition of “foreclosure property” that is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, Post will be subject to tax at the highest corporate tax rate on such income.

(4) Post’s net income from “prohibited transactions” will be subject to a 100% penalty tax. In general, prohibited transactions are sales or other dispositions of property (other than foreclosure property) held as inventory or otherwise primarily for sale to customers in the ordinary course of business.

(5) If Post fails to satisfy either the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintains qualification as a REIT because other requirements are met, Post will be subject to a tax equal to the gross income attributable to the greater of either (a) the amount by which 75% of its gross income exceeds the amount qualifying under the 75% gross income test for the taxable year or (2) the amount by which 95% of its gross income exceeds the amount of its income qualifying for the 95% gross income test for the taxable year, multiplied in either case by a fraction intended to reflect Post’s profitability.

(6) Post will be subject to a 4% nondeductible excise tax on the excess of the required distribution for the calendar year (as described below) over the sum of amounts actually distributed in such calendar year, excess distributions from the preceding calendar year, and undistributed income on which Post paid federal income tax. The required distribution for each calendar year is equal to the sum of:

•	85% of Post’s REIT ordinary income for the year,

•	95% of Post’s REIT capital gain net income for such year, and

•	any undistributed taxable income from prior taxable years.

(7) Post will be subject to a 100% penalty tax on some payments received from tenants or from Post’s taxable REIT subsidiaries, or on certain expenses deducted by Post’s taxable REIT subsidiaries, if arrangements involving Post’s taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties.

(8) If Post acquires any assets from a regular C corporation in a transaction in which the basis of the assets in Post’s hands is determined by reference to the basis of the assets (or any other property) in the hands of the C corporation, Post would have to pay corporate income tax, at the highest applicable corporate rate, on the “built-in gain” with respect to those assets if Post were to dispose of those assets within 10 years after acquiring them. Built-in gain is the amount by which an asset’s fair market value exceeds its adjusted tax basis at the time Post acquires the asset.

(9) If Post fails to satisfy one of the REIT asset tests (other than certain de minimis failures), but nonetheless maintains its qualification as a REIT because other requirements are met, Post will be subject to a tax equal to the greater of $50,000 or the amount determined by multiplying the net income generated by the non-qualifying assets during the period of time that Post held the assets as non-qualifying assets by the highest rate of tax applicable to corporations.

(10) If Post fails to satisfy certain of the REIT qualification requirements under the Code (other than the gross income and asset tests), and the failure is due to reasonable cause and not willful neglect, Post may be required to pay a penalty of $50,000 for each such failure.

(11) If Post fails to comply with the requirements to send annual letters to certain shareholders requesting information regarding the actual ownership of Post’s outstanding stock and the failure was not due to reasonable cause or was due to willful neglect, Post will be subject to a $25,000 penalty or, if the failure is intentional, a $50,000 penalty.

In addition, notwithstanding Post’s status as a REIT, Post also may have to pay certain state and local income taxes, because not all state and local jurisdictions treat REITs the same as they are treated for federal income tax purposes. Moreover, each of Post’s taxable REIT subsidiaries (as further described below) is subject to federal, state and local corporate income taxes on its net income.

Requirements for Qualification. The Code defines a REIT as a corporation, trust or association:

(1) that is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3) that would be taxable as a domestic corporation, but for the REIT rules set forth in Sections 856 through 859 of the Code;

(4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;

(5) the beneficial ownership of which is held by 100 or more persons;

(6) not more than 50% in value of the outstanding shares of which is owned, actually or constructively, by or for five or fewer individuals (as defined in the Code to include certain entities);

(7) that makes an election to be a REIT (or has made such election for a previous taxable year which has not been revoked or terminated) and satisfies all relevant filing and other administrative requirements that must be met in order to elect and maintain REIT status;

(8) that uses a calendar year for federal income tax purposes;

(9) that does not have at the end of any taxable year any undistributed earnings and profits that were accumulated in any taxable year to which the provisions of Sections 856 through 859 did not apply; and

(10) that meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions to shareholders.

The Code provides that conditions (1), (2), (3) and (4) above must be met during the entire taxable year, that condition (5) above must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year, and that condition (6) must be met during the last half of each taxable year. For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is treated as an individual. A pension trust that is qualified under Section 401(a) of the Code, however, generally is not considered an individual, and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of condition (6) above. Finally, Post will be treated as having met condition (6) above if Post complies with certain Treasury Regulations for ascertaining the ownership of its outstanding stock and if Post did not know (or after the exercise of reasonable diligence would not have known) that its stock was sufficiently closely held during such year to cause Post to fail condition (6).

We believe that Post has been organized, has operated and has issued sufficient shares of beneficial ownership with sufficient diversity of ownership to allow Post to satisfy each of the above conditions. In addition, Post’s organizational documents contain restrictions regarding the transfer and ownership of stock that are intended to assist Post in continuing to satisfy conditions (5) and (6) above but without causing Post to violate the freely transferable shares requirement described in condition (2) above. See “Description of Common Stock—Restrictions on Ownership” for additional information.

Qualified REIT Subsidiaries. Certain of Post’s corporate subsidiaries constitute qualified REIT subsidiaries. A corporation constitutes a qualified REIT subsidiary if a REIT owns 100% of its stock and the subsidiary has not elected to be treated as a taxable REIT subsidiary. A qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, gain, loss, deduction and credit will be treated as the REIT’s assets, liabilities and such items (as the case may be) for all purposes of the Code, including the REIT qualification tests. For this reason, references in this discussion to Post’s income and assets should be understood to include the income and assets of any qualified REIT subsidiary that Post owns. A qualified REIT subsidiary will not be subject to federal income tax, although it may be subject to state and local taxation in some jurisdictions. Post’s ownership of the stock of a qualified REIT subsidiary will not violate the asset test restrictions against ownership of any one issuer which constitute more than 10% of the voting power or value of such issuer’s securities or more than five percent of the value of Post’s total assets, as described below in “—Asset Tests.”

Taxable REIT Subsidiaries. A taxable REIT subsidiary is a corporation (other than a REIT) in which a REIT directly or indirectly holds stock and which has made a joint election with the REIT to be treated as a taxable REIT subsidiary under the Code. A taxable REIT subsidiary also includes any corporation (other than a REIT) in which a taxable REIT subsidiary owns, directly or indirectly, securities (other than certain “straight debt” securities) representing more than 35% of the total voting power or value of the outstanding securities of such corporation. Other than some activities relating to lodging and health care facilities, a taxable REIT subsidiary generally may engage in any business activity, including the provision of services to a REIT’s tenants and the sale of property held for sale to customers in the ordinary course of business (such as condominiums or other for-sale housing), without causing the REIT to receive impermissible tenant service income under the REIT gross income tests and without subjecting the REIT to the 100% penalty tax on prohibited transactions. A taxable REIT subsidiary, however, is required to pay regular federal income tax and state and local tax, where applicable, as a regular C corporation. To ensure that a taxable REIT subsidiary will be subject to an appropriate level of federal income taxation, certain excise taxes may apply to a REIT’s dealings with its taxable REIT subsidiaries, as described below in “—Excise Taxes Relating to Taxable REIT Subsidiaries.” In addition, a taxable REIT subsidiary may be prevented from deducting interest on debt funded directly or indirectly by the REIT if certain tests regarding the taxable REIT subsidiary’s debt to equity ratio and interest expense are not satisfied.

Ownership of Partnership Interests by a REIT. A REIT that owns an equity interest in an entity treated as a partnership for federal income tax purposes is deemed to own its share (based upon its proportionate share of the capital of the partnership) of the assets of the partnership and is deemed to earn its proportionate share of the partnership’s gross income. The assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the gross income and asset tests applicable to REITs as described below. Post owns all of its assets through its investment in Post Apartment Homes, which we believe is treated as a partnership for federal income tax purposes. Thus, Post’s proportionate share of the assets and items of income of Post Apartment Homes, including its share of assets and items of income of any subsidiaries of Post Apartment Homes that are treated as partnerships for federal income tax purposes, are treated as assets and items of income of Post for purposes of applying the REIT asset and gross income tests.

We believe that Post Apartment Homes and each of the partnerships and limited liability companies in which it owns an equity interest will be treated as partnerships or disregarded for federal income tax purposes and will not be taxable as corporations. If any of these entities were treated as a corporation, it would be subject to an entity level tax on its income, and Post could fail to meet the REIT gross income and asset tests that are described below.

Gross Income Tests. To qualify as a REIT, Post must satisfy two gross income tests annually. First, in each taxable year, Post must derive at least 75% of its gross income, excluding any gross income from prohibited transactions, from investments relating to real property or mortgages on real property or from some types of temporary investments. Income from investments relating to real property or mortgages on real property includes “rents from real property,” gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property. Second, in each taxable year, Post must derive at least 95% of its gross income, excluding gross income from prohibited transactions, from any combination of income qualifying under the 75% gross income test and dividends, interest, and gain from the sale or disposition of stock or securities.

Any transaction entered into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets must constitute a properly identified “hedging transaction” (in accordance with Section 1221 of the Code and the Treasury Regulations thereunder) to avoid giving rise to non-qualifying gross income, and any income or gain derived from such a properly-identified hedging transaction will be excluded from gross income for purposes of the 95% gross income test and the 75% gross income test.

Rents from tenants will qualify as “rents from real property” under the gross income tests described above only if several conditions are met:

(1) The amount of rent must not be based on whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of gross receipts or sales.

(2) Post, or an actual or constructive owner of 10% or more of Post’s outstanding stock, must not actually or constructively own a 10% or greater interest in the assets or net profits of the tenant, or, if the tenant is a corporation, 10% or more of the voting power or value of all classes of stock of the tenant. Rents received from a taxable REIT subsidiary, however, will not be excluded from the definition of “rents from real property” as a result of this condition if at least 90% of the space at the property to which the rents relate is leased to unrelated third parties, and the rents paid by the taxable REIT subsidiary are substantially comparable to rents paid by the REIT’s other tenants for comparable space.

(3) If rent attributable to personal property that is leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of the rent that is attributable to personal property will not qualify as “rents from real property.”

(4) In addition, the term “rents from real property” does not include any amounts treated as “impermissible tenant service income.” Generally, if we provide an “impermissible service” to the tenants of a property (that is, a service that is primarily for the convenience of the tenant and that is not “usually and customarily rendered” in connection with the rental of space for occupancy only), Post will be deemed to derive impermissible tenant service income from that property, unless the impermissible service is provided through an independent contractor from whom Post derives no income and that meets certain other requirements or unless such impermissible service is provided through a taxable REIT subsidiary of Post’s. The amount of impermissible tenant service income attributable to a particular impermissible service is deemed to be at least 150% of the direct cost of providing the service. If, in any taxable year, the aggregate amount of impermissible tenant service income derived at a particular property exceeds 1% of the total amounts received or accrued from that property, then all of the income from that property will be treated as impermissible tenant service income and will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of the total amounts received or accrued from the property, the impermissible services will not taint the other income from the property (that is, will not cause all of the rent paid by tenants of that property to fail to qualify as rents from real property), but the impermissible tenant service income will not qualify as rents from real property.

In light of these requirements, we do not intend to take any of the actions listed below, unless we determine that the resulting non-qualifying income, taken together with all other non-qualifying income we earn in the taxable year, will not jeopardize Post’s status as a REIT:

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charge rent for any property that is based in whole or in part on the income or profits of any person (unless based on a fixed percentage or percentages of receipts or sales, as permitted and described above);

•

rent any property to a related party tenant, including a taxable REIT subsidiary, unless the rent from the lease to the taxable REIT subsidiary would qualify for the special exception from the related party tenant rule applicable to certain leases with a taxable REIT subsidiary;

•

derive rental income attributable to personal property other than personal property leased in connection with a lease of real property, the amount of which is less than 15% of the total rent received under the lease; or

•	perform impermissible services for tenants, other than through a qualifying independent contractor or through a taxable REIT subsidiary.

Post Apartment Homes receives fees in consideration of the performance of certain management and other services with respect to properties that are not wholly owned, directly or indirectly, by Post Apartment Homes. A portion of the gross income derived from such activities (corresponding to that portion of any such property owned by a third party) generally will not qualify under the 75% or 95% gross income tests.

Interest generally will be non-qualifying income for purposes of the 75% or 95% gross income tests if it depends in whole or in part on the income or profits of any person. However, interest based on a fixed percentage or percentages of receipts or sales still may qualify under the gross income tests.

Post’s share of any dividends received from its taxable REIT subsidiaries (and from other non-REIT corporations in which Post owns an interest) will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. We do not anticipate that Post will receive sufficient dividends to cause it to exceed the limit on non-qualifying income under the 75% gross income test. Dividends from other qualifying REITs will qualify for purposes of both the 95% gross income test and the 75% gross income test.

If Post fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, Post nevertheless may qualify as a REIT for that year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if Post’s failure to meet the tests is due to reasonable cause and not due to willful neglect and, following Post’s discovery of the failure, Post files a schedule with the IRS describing each item of its gross income for the taxable year. It is not possible to state whether in all circumstances Post would be entitled to the benefit of these relief provisions. As discussed above in “—Qualification and Taxation of Post as a REIT,” even if these relief provisions apply, a tax would be imposed on Post based on the amount of non-qualifying income.

Prohibited Transactions. Any gain that Post recognizes from the sale of property held as inventory or otherwise held primarily for sale to customers in the ordinary course of business, including Post’s share of any such gain recognized by Post Apartment Homes and any of its subsidiary partnerships and disregarded entities for federal income tax purposes, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of business is a question of fact that depends on all of the facts and circumstances surrounding the particular transaction. However, under a statutory safe harbor, Post will not be subject to the 100% tax with respect to a sale of property if (i) the property has been held for at least two years for the production of rental income prior to the sale, (ii) capitalized expenditures on the property in the two years preceding the sale are less than 30% of the net selling price of the property, and (iii) Post either (a) has seven or fewer sales of property (excluding certain property obtained through foreclosure and other than certain involuntary conversions) in the year or sale or (b) (x) the aggregate tax basis of property sold during the year of sale is 10% or less of the aggregate tax basis of all of Post’s assets as of the beginning of the taxable year, or the aggregate fair market value of property sold during the year is less than 10% of the aggregate fair market value of all of Post’s property at the beginning of the year, in each case excluding foreclosure sales and involuntary conversions, and (y) substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom Post derives no income. The sale of more than one property to a buyer as part of one transaction constitutes one sale for purposes of this safe harbor. Not all sales of property by Post Apartment Homes and its affiliates qualify for the safe harbor. Nevertheless, Post Apartment Homes intends to own its apartment communities for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning apartment communities and to make occasional sales of apartment communities as are consistent with its investment objectives. However, the IRS may successfully contend that some of the sales made by Post Apartment Homes and its affiliates are prohibited transactions. In that case, Post would be required to pay the 100% penalty tax on its allocable share of the gains resulting from any such sales. Because of the prohibited transactions tax, we intend that any sales of property to customers in the ordinary course of business (such as condominiums or other for-sale housing) will be made by one or more of Post’s taxable REIT subsidiaries, which will be subject to corporate-level tax on their profits but will not be subject to the 100% penalty tax on prohibited transactions.

Foreclosure Property. Any net income from foreclosure property, including any gain from the disposition of the foreclosure property and any foreign currency gain, other than income that constitutes qualifying income for purposes of the 75% gross income test, generally will be subject to tax at the maximum corporate rate. Foreclosure property is real property and any personal property incident to such real property (1) that is acquired as the result of having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held and secured by the property, (2) for which the related loan or lease was acquired at a time when default was not imminent or anticipated, and (3) with respect to which a proper election was made to treat the property as foreclosure property. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gain from prohibited transactions described above, even if the property otherwise would constitute inventory or dealer property. To the extent that Post receives any income from property described in clause (1) above that does not qualify for purposes of the 75% gross income test, Post intends to make an election to treat the related property as foreclosure property.

Excise Taxes Relating to Taxable REIT Subsidiaries. Any redetermined rents, redetermined deductions or excess interest relating to Post’s taxable REIT subsidiaries will be subject to a 100% penalty tax. In general, redetermined rents are rents from real property that are considered to be overstated because such amounts include the value of certain of services furnished by one of Post’s taxable REIT subsidiaries to any of the tenants of Post Apartment Homes and its affiliates, and redetermined deductions and excess interest represent amounts that are deducted by a taxable REIT subsidiary for payments to related parties that exceed the amounts that would have been deducted based on arm’s length negotiations. Rents will not constitute redetermined rents if they qualify for the safe harbor provisions contained in the Code. Safe harbor provisions are provided where:

•	amounts are excluded from the definition of impermissible tenant service income because of the 1% de minimis exception;

•

a taxable REIT subsidiary renders a significant amount of similar services to persons other than the REIT’s tenants (and other than the REIT), which persons are not related to the REIT, the REIT’s tenants or the taxable REIT subsidiary, and the charges for such services are substantially comparable;

•

rents paid to the REIT by tenants (leasing at least 25% of the net leasable space in the REIT’s property) who are not receiving the services in question from the taxable REIT subsidiary are substantially comparable to the rents paid by tenants leasing comparable space who are receiving services from the taxable REIT subsidiary and the charge for the services is separately stated; or

•	the taxable REIT subsidiary’s gross income from the service is not less than 150% of the taxable REIT subsidiary’s direct cost of furnishing the service.

Although we anticipate that any fees paid to a taxable REIT subsidiary for tenant services will reflect arm’s length rates, a taxable REIT subsidiary may under certain circumstances provide tenant services which do not satisfy any of the safe harbor provisions described above. Determinations under these excise tax provisions are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully makes such an assertion, Post would be required to pay a 100% penalty tax on the redetermined rent, redetermined deductions, or excess interest, as applicable.

Asset Tests. At the close of each quarter of Post’s taxable year, Post must satisfy several tests relating to the nature of its assets:

(1) At least 75% of the value of Post’s total assets must be represented by real estate assets, cash and cash items (including certain receivables), and certain types of government securities. For purposes of this test, real estate assets include Post’s allocable share of real estate assets held by entities that are treated as partnerships or that are disregarded for federal income tax purposes, stock of other qualifying REITs, mortgages on real property, and stock or debt instruments that are purchased with the proceeds of an offering shares of Post’s stock or a public offering of Post’s debt with a term of at least five years, but only for the one-year period beginning on the date Post receives such proceeds.

(2) Not more than 25% of Post’s total assets may be represented by securities, other than those securities includable in the 75% asset class described above (for example, securities that qualify as real estate assets and government securities);

(3) Except for equity investments in other qualifying REITs, equity interests in entities treated as partnerships or disregarded entities for federal income tax purposes, debt or equity investments in qualified REIT subsidiaries and taxable REIT subsidiaries, and other securities that qualify as “real estate assets” for purposes of the 75% asset test described above:

•	the value of any one issuer’s securities owned by Post may not exceed 5% of the value of Post’s total assets;

•	Post may not own more than 10% of the total voting power of any one issuer’s outstanding securities; and

•	Post may not own more than 10% of the total value of any one issuer’s outstanding securities (the “10% value limitation”).

(4) Not more than 25% of the value of Post’s total assets may consist of securities of one or more taxable REIT subsidiaries.

Securities for purposes of the asset tests may include debt securities. However, the Code specifically provides that the following types of debt will not be taken into account for purposes of the 10% value limitation: (1) securities that meet the “straight debt” safe harbor discussed below; (2) loans to individuals or estates; (3) obligations to pay rents from real property; (4) rental agreements described in Section 467 of the Code (other than with a related party tenant); (5) any security issued by another REIT; (6) securities meeting certain requirements issued by a state, a foreign government, a political subdivision of any of the foregoing, the District of Columbia or the Commonwealth of Puerto Rico; and (7) any other arrangement as determined by the IRS. In addition, for purposes of the 10% value limitation only, to the extent Post holds debt securities that are not described in the preceding sentence, (a) debt issued by partnerships that derive at least 75% of their gross income (excluding gross income from prohibited transactions) from sources that constitute qualifying income for purposes of the 75% gross income test, and (b) debt that is issued by any partnership, to the extent of Post’s interest as a partner in the partnership, are not considered securities.

Debt will meet the “straight debt” safe harbor if (1) neither Post, nor any of Post’s controlled taxable REIT subsidiaries (that is, taxable REIT subsidiaries more than 50% of the vote or value of the outstanding stock of which is directly or indirectly owned by Post), own any securities not described in the preceding paragraph that have an aggregate value greater than one percent of the issuer’s outstanding securities, as calculated under the Code; (2) the debt is a written unconditional promise to pay on demand or on a specified date a sum certain in money; (3) the debt is not convertible, directly or indirectly, into equity, and (4) the interest rate and the interest payment dates are not contingent on profits, the borrower’s discretion or similar factors. However, contingencies regarding time of payment of principal and interest are permissible for purposes of qualifying as straight debt if either (1) such contingency does not have the effect of changing the effective yield to maturity, as determined under the Code, other than a change in the annual yield to maturity that does not exceed the greater of (i) 5% of the annual yield to maturity or (ii) 0.25%, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt instruments held by the REIT exceeds $1,000,000 and not more than twelve months of unaccrued interest can be required to be prepaid thereunder. In addition, debt will not be disqualified from being treated as “straight debt” solely because the time or amount of payment is subject to a contingency upon a default or the exercise of a prepayment right by the issuer of the debt, provided that such contingency is consistent with customary commercial practice.

Post Apartment Homes indirectly owns 35% of the outstanding common stock of 1499 Massachusetts Avenue, Inc., referred to in this prospectus as 1499 Inc., which has elected to be taxed as a REIT for federal income tax purposes. We believe that 1499 Inc. has been organized and has operated in a manner to qualify for taxation as a REIT for federal income tax purposes at all times during its legal existence and will continue to be organized and operated in this manner. If 1499 Inc. were to fail to qualify as a REIT, however, Post’s investment in 1499 Inc. would cease to be a qualifying real estate asset for purposes of the 75% asset test and would become subject to the 5% asset test, the 10% voting stock limitation, and the 10% value limitation generally applicable to Post’s ownership of corporate stock (other than REITs, qualified REIT subsidiaries, and taxable REIT subsidiaries). If 1499 Inc. were to fail to qualify as a REIT, Post would not meet the 10% voting securities limitation and the 10% value limitation with respect to Post’s interest in 1499 Inc. and, accordingly, Post also would fail to qualify as a REIT unless certain relief provisions were applicable.

We believe that Post’s share of the aggregate value of the debt and equity securities issued by Post’s taxable REIT subsidiaries does not exceed 25% of the aggregate value of Post’s gross assets. In addition, with respect to each issuer in which Post currently owns an interest that does not qualify as a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that Post’s allocable share of the value of the securities, including debt, of any such issuer does not exceed 5% of the total value of Post’s assets and that it complies with the 10% voting securities limitation and 10% value limitation with respect to each such issuer. No independent appraisals have been obtained to support any of these conclusions, however, and we cannot provide any assurance that the IRS will not disagree with our determinations. Although we plan to take steps to ensure that Post continues to satisfy all of the applicable REIT asset tests, there can be no assurance that such steps will always be successful or will not require a reduction in Post Apartment Homes’ overall interest in the taxable REIT subsidiaries, 1499 Inc. or its other investments.

The asset tests described above must be satisfied not only on the last day of each calendar quarter in which Post, directly or through pass-through entities, acquires securities in the applicable issuer, but also on the last day of the calendar quarter in which Post increases its ownership of securities of such issuer, including as a result of increasing its interest in pass-through entities. After initially meeting the asset tests at the close of any quarter, Post will not be disqualified as a REIT for failure to satisfy the asset tests solely by reason of changes in the relative values of its assets. If failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, Post can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of Post’s assets to ensure compliance with the asset tests and to take any available action with 30 days after the close of any quarter as may be required to ensure compliance with the asset tests. Although we plan to take steps to ensure that Post satisfies such tests for any quarter with respect to which testing will occur, there can be no assurance that such steps will always be successful. If we fail to cure any noncompliance with the asset tests in a timely manner, Post would cease to qualify as a REIT, unless certain relief provisions described below were to apply.

Under certain circumstances, the failure to satisfy the asset tests can be remedied even after the 30-day cure period. If the total value of the assets that caused a failure of the 5% asset test, the 10% voting securities limitation or the 10% value limitation does not exceed the lesser of 1% of Post’s assets at the end of the relevant quarter or $10,000,000, Post can cure such a failure (for example, by disposing of sufficient assets to cure such a violation) within six months following the last day of the quarter in which Post first identified the failure of the asset test. For a violation of any of the asset tests attributable to the ownership of assets the total value of which exceeds the amount described in the preceding sentence, Post can avoid disqualification as a REIT if the violation is due to reasonable cause and not willful neglect and Post cures such violation (for example, by disposing of assets) within the six-month period described in the preceding sentence, pays a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets during the period of time that the assets were held as non-qualifying assets, and files in accordance with applicable Treasury Regulations a schedule with the IRS that describes the assets. It is not possible to state with certainty under what circumstances Post would be entitled to the benefit of these relief provisions.

Distribution Requirements. To qualify as a REIT, Post is required to distribute dividends (other than capital gain dividends) to shareholders each taxable year in an aggregate amount at least equal to (1) the sum of (A) 90% of Post’s “REIT taxable income” (computed without regard to the dividends paid deduction and net capital gain) and (B) 90% of the net income (after tax), if any, from foreclosure property, minus (2) the excess of the sum of certain items of non-cash income over 5% of Post’s REIT taxable income (computed without regard to the dividends paid deduction and net capital gain). Post must pay these distributions in the taxable year to which they relate, or in the following taxable year if they are declared during the last three months of the taxable year, payable to shareholders of record on a specified date during such period and paid during January of the following year. Such distributions are treated as paid by Post and received by its shareholders on December 31 of the year in which they are declared. In addition, at Post’s election, a distribution for a taxable year may be declared before Post timely files its federal income tax return for such year and paid on or before the first regular dividend payment date after such declaration, provided such payment is made during the twelve-month period following the close of such year. In addition to the foregoing requirements, the distributions to Post’s shareholders must not be preferential—that is, every shareholder of the class of shares with respect to which a distribution is made must be treated the same as every other shareholder of that class, and no class of shares may be treated otherwise than in accordance with its distribution rights as a class.

Post will be subject to a 4% nondeductible excise tax to the extent it fails to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January following such calendar year, at least the sum of:

•	85% of Post’s REIT ordinary income for the year,

•	95% of Post’s REIT capital gain net income for such year and

•	any undistributed taxable income from prior taxable years.

Any undistributed REIT taxable income and net capital gain on which corporate-level federal income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating this 4% excise tax. Excess distributions from the immediately preceding calendar year may be carried over.

Post has made and intends to continue to make timely distributions sufficient to satisfy these annual distribution requirements and to avoid the imposition of the 4% excise tax. In this regard, the partnership agreement of Post Apartment Homes authorizes Post’s qualified REIT subsidiary, as general partner, to take such steps as may be necessary to cause Post Apartment Homes to distribute to its partners an amount sufficient to permit Post to meet these distribution requirements. It is possible, however, that from time to time, Post may not have sufficient cash or other liquid assets to meet the distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at Post’s taxable income or if the amount of nondeductible expenses (such as principal amortization or capital expenses) exceeds the amount of noncash deductions (such as depreciation). In the event that such timing differences occur, Post may cause Post Apartment Homes to arrange for short-term, or possibly long-term, borrowing to permit the payment of required dividends. If the amount of nondeductible expenses exceeds noncash deductions, Post Apartment Homes may refinance its indebtedness to reduce principal payments and borrow funds for capital expenditures.

In Revenue Procedure 2010-12, the IRS issued renewed guidance which provides that if the shareholders of a REIT are given an election to receive a dividend distribution in the form of either cash or publicly traded stock of the REIT, the IRS will treat the distribution of the REIT shares as a distribution of the cash which could have been received by the shareholders instead, provided that the distribution is declared with respect to a taxable year ending on or before December 31, 2011, and certain other requirements are satisfied. It is unclear whether the IRS will issue additional guidance permitting such distributions of cash and REIT shares with respect to taxable years ending after December 31, 2011. Under the existing guidance, each shareholder must be given the right to elect to receive its entire entitlement under the dividend declaration in either cash or REIT shares of equivalent value, with the number of REIT shares being determined based on a formula using market prices as close as practicable to the dividend payment date. The REIT is permitted to impose a limitation on the amount of cash to be distributed in the aggregate to all shareholders, provided that (1) the cash limitation is not less than 10% of the aggregate declared distribution and (2) if too many shareholders elect to receive cash, each shareholder electing to receive cash will receive a pro rata amount of cash corresponding to the shareholder’s respective entitlement under the declaration, but in no event will any shareholder electing to receive cash receive less than 10% of the shareholder’s entire entitlement under the declaration in cash. Taking advantage of the Revenue Procedure would allow a REIT to conserve cash (by issuing REIT shares of equivalent value instead) while still satisfying the annual distribution requirements for REITs. In general, for federal income tax purposes, shareholders receiving REIT shares in such circumstances would be treated as receiving a distribution equal to the amount of cash that could have been received instead of the REIT shares. As a result, a shareholder receiving such dividends may be required to pay income tax with respect to such dividends in excess of the cash received. If a shareholder sells the REIT shares it receives in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, if the market value of our shares decreases following the distribution. A shareholder who receives all or a portion of a dividend in the form of REIT shares would have a tax basis in such shares equal to the amount of cash that could have been received instead of such shares, as described above, and the holding period in such shares would begin on the day following the payment date of the dividend.

Under certain circumstances, Post may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in Post’s deduction for dividends paid for the earlier year. Although Post may be able to avoid being taxed on amounts distributed as deficiency dividends, Post will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

Post may elect to retain rather than distribute all or a portion of its net capital gain and pay corporate-level tax thereon. In that case, Post may elect to have its shareholders include their proportionate share of the undistributed net capital gain in income as long-term capital gain and receive a credit for their share of the tax paid by Post. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

Recordkeeping Requirements. Pursuant to applicable Treasury Regulations, Post must maintain certain records and request on an annual basis certain information from some of Post’s shareholders designed to disclose the actual ownership of Post’s outstanding stock. Post intends to comply with these requirements.

Failure to Qualify

If Post fails to comply with one or more of the conditions required for qualification as a REIT (other than the gross income and asset tests to which specific relief provisions described previously may apply), Post can avoid termination of REIT status by paying a penalty of $50,000 for each such failure, provided that Post’s noncompliance was due to reasonable cause and not willful neglect. If Post fails to qualify as a REIT in any taxable year and the statutory relief provisions do not apply, Post will be subject to tax, including any applicable alternative minimum tax, at regular corporate rates. Distributions to shareholders in any year in which Post fails to qualify would not be deductible by Post, and Post would not be required to distribute any amounts to shareholders. As a result, Post’s failure to qualify as a REIT would significantly reduce the cash available for distribution to shareholders. In addition, if Post fails to qualify as a REIT, all distributions to shareholders will be taxable as dividends to the extent of Post’s current and accumulated earnings and profits, whether or not attributable to capital gains earned by Post. Non-corporate shareholders (under current law through 2012) would be taxed on these dividends at capital gains rates (subject to certain limitations), and corporate shareholders may be eligible for the dividends-received deduction with respect to such dividends. Unless entitled to relief under specific statutory provisions, Post also would be disqualified from taxation as a REIT for the four taxable years following the year during which Post lost its REIT qualification. There can be no assurance that Post would be entitled to any statutory relief.

Other Tax Considerations

Tax Status of Post Apartment Homes and Other Pass-Through Entities. All of Post’s investments have been made through Post Apartment Homes, which in turn holds an interest in a number of subsidiary partnerships and limited liability companies. We believe that Post Apartment Homes and the subsidiary partnerships and limited liability companies (other than any subsidiary partnerships or limited liability companies that are 100% beneficially owned by Post Apartment Homes and disregarded for federal income tax purposes) qualify as partnerships for federal income tax purposes and not as associations taxable as corporations or as publicly traded partnerships taxable as corporations.

A publicly traded partnership is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent of a secondary market. Under a “private placement” safe harbor, which became applicable to Post Apartment Homes on January 1, 2006, a partnership will not be treated as a publicly traded partnership if (1) all interests in the partnership were issued in transactions that were not required to be registered under the Securities Act and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. For purposes of the 100-partner limitation, a person (beneficial owner) owning an interest in a partnership, grantor trust or S corporation (flow-

through entity) that owns, directly or through other flow-through entities, an interest in the partnership is counted as a partner in the partnership only if (i) substantially all of the value of the beneficial owner’s interest in the flow-through entity is attributable to the flow-through entity’s direct or indirect interest in the partnership and (ii) a principal purpose of the use of the tiered arrangement is to permit the partnership to satisfy the 100-partner limitation. At all times since January 1, 2006, Post Apartment Homes has had fewer than 100 partners and believes that it satisfies the private placement safe harbor. Prior to January 1, 2006, Post Apartment Homes was subject to, and we believe met the requirements of, a different “private placement” safe harbor which contained a 500-partner limitation and which looked through flow-through entities in counting the number of partners even in the absence of a tax-avoidance purpose.

Even if Post Apartment Homes were to be treated as a publicly traded partnership, we believe Post Apartment Homes would satisfy a special “passive income” exception provided in Section 7704(c) of the Code and therefore would not be treated as a corporation for federal income tax purposes and would not be subject to federal income tax at the corporate level. However, if Post Apartment Homes were classified as a publicly traded partnership, the limited partners of Post Apartment Homes would be subject to special passive loss limitation rules in Section 469(k) of the Code.

If Post Apartment Homes were treated as a taxable corporation, Post would fail the 75% asset test. Further, if any subsidiary partnerships or limited liability companies of Post Apartment Homes were treated as taxable corporations, then Post would cease to qualify as a REIT if Post’s indirect ownership interest in any such entity were to exceed 10% of the voting securities of such entity, or 10% of the value of the outstanding securities of such entity, or 5% of the total value of Post’s assets. Furthermore, in such a situation, Post’s proportionate share of distributions from the subsidiary entity would be treated as dividends which are not qualifying income under the 75% gross income test described above and which could therefore make it more difficult for Post to meet such test. Finally, Post would not be able to deduct its share of losses generated by any of the subsidiary partnerships in computing its taxable income.

Taxation of 1499 Inc. As noted above, Post Apartment Homes indirectly owns 35% of the common stock of 1499 Inc., which has elected to be treated as a REIT under the Code. Through a disregarded entity, 1499 Inc. owns a 15-story apartment building located in Washington, D.C. As a REIT, 1499 Inc. is subject to all of the REIT qualification requirements that are summarized above. We believe that 1499 Inc. has been organized and has operated in such a manner as to qualify for taxation as a REIT, and we intend to cause 1499 Inc. to continue to operate in such a manner. No assurance can be given, however, that 1499 Inc. will operate in a manner so as to qualify or remain qualified as a REIT. If 1499 Inc. were to fail to qualify as a REIT, 1499 Inc. would be subject to corporate-level tax on its net income.

So long as 1499 Inc. continues to qualify for taxation as a REIT, Post’s allocable share of any dividends distributed by 1499 Inc., as well as any gain recognized from the sale or other disposition of the stock of 1499 Inc., will constitute qualifying gross income to Post under both the 75% and the 95% gross income tests, and the stock of 1499 Inc. will be treated as a qualifying real estate asset under the 75% asset test. If, however, 1499 Inc. were to fail to qualify as a REIT for any reason, the stock of 1499 Inc. would no longer be treated as a qualifying real estate asset. In that event, Post would cease to qualify as a REIT (unless certain relief provisions were to apply) because Post’s indirect ownership of the stock of 1499 Inc. would represent more than 10% of the voting power and more than 10% of the value of the outstanding securities of 1499 Inc.

Taxation of Taxable REIT Subsidiaries. Post’s taxable REIT subsidiaries are required to file a corporate federal income tax returns, and their net taxable income is subject to federal income tax at regular corporate tax rates. To the extent Post’s taxable REIT subsidiaries are required to pay federal, state and local income taxes, the cash available for distribution to Post’s shareholders will be correspondingly reduced.

State and Local Taxes. Post, as well as Post Apartment Homes and its subsidiaries, may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or own property. The state and local tax treatment of these entities may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the securities of Post and Post Apartment Homes.

Taxation of Taxable U.S. Shareholders

For purposes of the discussion that follows, the term “U.S. shareholder” means a beneficial owner of shares of Post’s common stock who or that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes that was created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision of its administration and (2) one or more United States persons have the authority to control all of its substantial decisions. Notwithstanding the foregoing, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States person shall also be considered U.S. shareholders.

If an entity treated as a partnership for federal income tax purposes holds shares of Post’s common stock, the tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of Post’s common stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of Post’s common stock.

Distributions by Post—General. As long as Post qualifies as a REIT, distributions out of Post’s current or accumulated earnings and profits that are not designated as capital gain dividends or “qualified dividend income” will be taxable to taxable U.S. shareholders as ordinary income and will not be eligible for the dividends-received deduction in the case of corporate U.S. shareholders. For purposes of determining whether distributions are out of Post’s current or accumulated earnings and profits, Post’s earnings and profits will be allocated first to Post’s outstanding preferred stock to the extent of its distribution preference and then to Post’s outstanding common stock.

Distributions that exceed Post’s current and accumulated earnings and profits will be treated as a tax-free return of capital to each U.S. shareholder, which will reduce the adjusted tax basis of each U.S. shareholder’s shares by the amount of the distribution, but not below zero. Distributions in excess of a U.S. shareholder’s adjusted tax basis in its shares will be taxable as capital gains, provided that the shares are held as a capital asset, and will be long-term capital gain if the shares have been held for more than one year.

Dividends Post declares in the last three months of the calendar year and payable to a shareholder of record on a specified date in any of these months will be treated as both paid by Post and received by the shareholder on December 31 of that year, provided Post actually pays the dividend on or before January 31 of the following calendar year.

Capital Gain Dividends. Post may elect to designate distributions of its net capital gain as capital gain dividends. Distributions that Post properly designates as capital gain dividends will be taxable to taxable U.S. shareholders as gain from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed Post’s actual net capital gain for the taxable year) without regard to the period for which the U.S. shareholder has held its shares. If Post designates any portion of a dividend as a capital gain dividend, a

U.S. shareholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the shareholder as capital gain. Corporate shareholders, however, may be required to treat up to 20% of some capital gain dividends as ordinary income.

Instead of paying capital gain dividends, Post may designate all or part of its net capital gain as undistributed capital gain. Post will be subject to tax at regular corporate rates on any undistributed capital gain. A U.S. shareholder will include in income as long-term capital gain its proportionate share of such undistributed capital gain and will be deemed to have paid its proportionate share of the tax paid by Post on such undistributed capital gain and receive a credit or refund to the extent that the tax paid by Post exceeds the U.S. shareholder’s tax liability on the undistributed capital gain. A U.S. shareholder will increase the basis in its shares by the difference between the amount of capital gain included in income and the amount of tax it is deemed to have paid. A corporate U.S. shareholder will be required to adjust its earnings and profits for the retained capital gain, and Post’s earnings and profits also will be adjusted appropriately.

Post will classify portions of any designated capital gain dividend or undistributed capital gain as either:

(1) a 15% rate gain distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 15%; or

(2) an “unrecaptured Section 1250 gain” distribution, which would be taxable to non-corporate U.S. shareholders at a maximum rate of 25%.

Recipients of capital gain dividends from Post that are taxed at corporate income tax rates will be taxed at the normal corporate income tax rates on those dividends.

Qualified Dividend Income. With respect to U.S. shareholders who are taxed at the rates applicable to individuals, Post may elect to designate a portion of the distributions paid to shareholders as “qualified dividend income.” A portion of a distribution that is properly designated as qualified dividend income is taxable to non- corporate U.S. shareholders as long-term capital gain, provided that the shareholder meets certain holding period and other requirements. The maximum amount of distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

(1) the qualified dividend income received by Post during such taxable year from regular C corporations (including Post’s taxable REIT subsidiaries);

(2) the excess of any undistributed REIT taxable income recognized during the immediately preceding year, plus any income recognized during the immediately preceding year attributable to the sale of a built-in gain asset that was acquired in a carryover basis transaction from a C corporation, over the aggregate amount of federal income tax paid by Post with respect to such undistributed REIT taxable income and with respect to such built-in gain; and

(3) the amount of any earnings and profits which were distributed by Post for the taxable year and which were accumulated in a taxable year to which the REIT provisions of the Code did not apply.

Generally, we expect that an insignificant portion, if any, of Post’s distributions will be treated as qualified dividend income in the hands of Post’s shareholders. If Post designates any portion of a dividend as qualified dividend income, a U.S. shareholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the shareholder as qualified dividend income.

Sunset of Reduced Tax Rate Provisions. The applicable provisions of the federal income tax laws relating to the 15% rate of long-term capital gain taxation and the applicability of long-term capital gain rates for qualified dividend income are currently scheduled to “sunset,” or revert back to provisions of prior law, effective for taxable years beginning after December 31, 2012. Upon the sunset of the current provisions, all dividend income of REITs and non-REIT corporations would be taxable at ordinary income rates, and the maximum capital gain tax rate for gains other than “unrecaptured Section 1250 gains” would be increased from 15% to 20%. The impact of these sunset provisions is not otherwise discussed herein. Shareholders should consult their tax advisors regarding the effect of these sunset provisions, as well as other tax legislation, on an investment in Post’s common stock.

Other Tax Considerations. U.S. shareholders may not include in their individual income tax returns any of Post’s net operating losses or capital losses. Instead, such losses would be carried over by Post for potential offset against Post’s future income (subject to certain limitations). Taxable distributions from Post and gain from the disposition of Post’s shares will not be treated as passive activity income and, therefore, U.S. shareholders generally will not be able to apply any “passive activity losses” (such as losses from certain types of limited partnerships in which a shareholder is a limited partner) against such income. In addition, taxable distributions from Post generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of Post’s shares (or distributions treated as such), however, will be treated as investment income only if the U.S. shareholder so elects, in which case such capital gains will be taxable at ordinary income rates. Post will notify shareholders regarding the portions of the distributions made by Post each year that constitute ordinary income, return of capital, capital gain and qualified dividend income.

Sales of Shares. If a U.S. shareholder sells or otherwise disposes of its shares in a taxable transaction, it will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the holder’s adjusted tax basis of the shares. This gain or loss will be capital gain or loss if the shares have been held by the U.S. shareholder as a capital asset. The applicable tax rate will depend on the U.S. shareholder’s holding period for the shares (generally, if an asset has been held for more than one year, capital gain or loss with respect to such asset will be long-term capital gain or loss) and the U.S. shareholder’s tax bracket. A U.S. shareholder who is an individual, an estate or trust and who has long-term capital gain will be subject to a maximum capital gain rate, which is currently 15%. The IRS has the authority to issue, but has not yet issued, regulations that would apply a capital gain tax rate of 25% to a portion of capital gain realized by a noncorporate shareholder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” In general, any loss recognized by a U.S. shareholder upon the sale or other disposition of stock held for six months or less, after applying the holding period rules, will be treated by such U.S. shareholders as a long-term capital loss, to the extent of distributions received by the U.S. shareholder from Post that were required to be treated as long-term capital gains. Capital losses not offset by capital gains may be deducted against a non-corporate taxpayer’s ordinary income only up to a maximum annual amount of $3,000, with any unused capital losses being eligible to be carried forward. A corporate taxpayer may deduct capital losses only to the extent of its capital gains, with unused capital losses eligible to be carried back three years and forward five years. All or a portion of any loss realized upon a taxable disposition of Post’s shares may be disallowed if other shares of Post’s stock are purchased within 30 days before or after the disposition.

Medicare Tax on Unearned Income. For taxable years beginning after December 31, 2012, a U.S. person that is an individual or an estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. person’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. person’s modified gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A US shareholder’s net investment income will generally include its ordinary and capital gain dividend income received in respect of its Post common stock, and its gains from the sale or other disposition of Post’s common stock, unless such dividend income or gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. person that is an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of your investment in Post’s common stock.

Taxation of Tax-Exempt Shareholders

Provided that a tax-exempt shareholder, except certain tax-exempt shareholders described below, has not held its shares as “debt financed property” within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business, dividend income with respect to Post’s shares and gain from the sale of Post’s shares will not be unrelated business taxable income, or UBTI, to a tax-exempt shareholder. Generally, “debt financed property” is property the acquisition or holding of which was financed through borrowing by the tax-exempt shareholder.

For tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, or qualified group legal services plans exempt from federal income taxation under Section 501(c)(7), (c)(9), (c)(17) or (c)(20) of the Code, respectively, or single parent title-holding corporations exempt under Section 501(c)(2) and whose income is payable to any of the aforementioned tax-exempt organizations, income from an investment in Post’s common stock will constitute UBTI under certain circumstances. These prospective investors should consult with their tax advisors regarding the special UBTI rules applicable to them.

Notwithstanding the foregoing, a portion of the dividends paid by a “pension-held REIT” are treated as UBTI if received by any pension trust which is described in Section 401(a) of the Code, is tax-exempt under Section 501(a) of the Code, and holds more than 10% by value of the interests in the REIT. A pension-held REIT includes any REIT if:

•

at least one of such trusts holds more than 25%, by value, of the interests in the REIT, or two or more of such trusts, each of which owns more than 10%, by value, of the interests in the REIT, hold in the aggregate more than 50%, by value, of the interests in the REIT; and

•

it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that shares owned by such trusts shall be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust rather than by the trust itself.

The percentage of any REIT dividend from a pension-held REIT that is treated as UBTI is equal to the ratio of the UBTI earned by the REIT, treating the REIT as if it were a pension trust and therefore subject to tax on UBTI, to the total gross income of the REIT. An exception applies where the percentage is less than 5% for any year, in which case none of the dividends would be treated as UBTI. We believe that Post is not, and do not expect Post to become, a pension-held REIT, and accordingly, the tax treatment described above should not apply to Post’s tax-exempt shareholders. Because Post’s stock is publicly traded, however, we cannot guarantee that Post will not become a pension-held REIT in the future.

U.S. Federal Income Taxation of Non-U.S. Shareholders

The rules governing the U.S. federal income taxation of non-U.S. shareholders are complex, and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, the discussion below does not address all aspects of U.S. federal income taxation, and does not address state, local or non-U.S. tax consequences, that may be relevant to a non-U.S. shareholder in light of its particular circumstances.

Distributions. As described below, distributions paid by Post with respect to its common stock will be treated for federal income tax purposes as:

•	ordinary income dividends;

•	long-term capital gain; or

•	return of capital distributions.

This discussion assumes that Post’s shares will continue to be regularly traded on an established securities market for purposes of certain of the provisions described below. If Post’s shares are no longer regularly traded on an established securities market, the tax considerations described below would differ.

Ordinary Income Dividends. A distribution that Post pays to a non-U.S. shareholder will be treated as an ordinary income dividend if the distribution is paid out of Post’s current or accumulated earnings and profits (as determined for federal income tax purposes) and:

•	the distribution is not attributable to Post’s net capital gain; or

•

the distribution is attributable to Post’s gain from the sale of a “U.S. real property interest” and the non-U.S. shareholder owned 5% or less of the value of Post’s common stock at all times during the one-year period ending on the date of the distribution.

Notwithstanding the foregoing, ordinary dividends that are effectively connected with a U.S. trade or business of the non-U.S. shareholder will be subject to tax on a net basis (that is, after allowance for deductions) at graduated rates in the same manner as U.S. shareholders (including any applicable alternative minimum tax). Generally, Post will withhold and remit to the IRS 30% of dividend distributions (including distributions that may later be determined to have been made in excess of current and accumulated earnings and profits) that could not be treated as capital gain with respect to the non-U.S. shareholder (and that are not subject to certain special withholding rules under Section 1445 of the Code described below) unless:

•	a lower treaty rate applies and the non-U.S. shareholder provides an IRS Form W-8BEN to Post evidencing eligibility for that reduced treaty rate; or

•	the non-U.S. shareholder provides an IRS Form W-8ECI to Post properly claiming that the distribution is income effectively connected with the non-U.S. shareholder’s U.S. trade or business.

Return of Capital Distributions. Distributions in excess of Post’s current and accumulated earnings and profits will not be taxable to a non-U.S. shareholder to the extent that such distributions do not exceed the adjusted basis of the non-U.S. shareholder’s shares but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-U.S. shareholder’s shares, such distributions will give rise to tax liability if the non-U.S. shareholder otherwise would be subject to tax on any gain from the sale or disposition of shares as described below.

Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as an ordinary income dividend. However, amounts so withheld are refundable to the non-U.S. shareholder to the extent it is determined subsequently that such distribution was, in fact, in excess of Post’s current and accumulated earnings and profits.

Post may be required to withhold at least 10% of any distribution in excess of its current and accumulated earnings and profits, to the extent that Post’s shares constitute U.S. real property interests under Section 897 of the Code, even if a lower treaty rate applies and the non-U.S. shareholder is not liable for U.S. tax on the receipt of that distribution. Consequently, although Post intends to withhold at a rate of 30% on the entire amount of any distribution to a non-U.S. shareholder, to the extent that Post does not do so, any portion of a distribution not subject to 30% withholding may be subject to 10% withholding under certain circumstances. However, the non-U.S. shareholder may seek a refund of these amounts from the IRS if the non-U.S. shareholder’s U.S. tax liability with respect to the distribution is less than the amount withheld.

Capital Gain Dividends. A distribution that Post pays to a non-U.S. shareholder will be treated as long-term capital gain if the distribution is paid out of Post’s current or accumulated earnings and profits, the distribution is attributable to Post’s net capital gain (other than from the sale of a U.S. real property interest), and Post timely designates the distribution as a capital gain dividend. If a non-U.S. shareholder is deemed to recognize long-term capital gain from a capital gain dividend not attributable to Post’s sale of a U.S. real property interest, such long-term capital gain generally will not be subject to U.S. federal income tax in the hands of the non-U.S. shareholder unless:

•

the non-U.S. shareholder’s investment in Post’s common stock is effectively connected with a U.S. trade or business of the non-U.S. shareholder, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, except that a non-U.S. shareholder that is a corporation may also be subject to the U.S. branch profits tax; or

•

the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on his or her capital gains.

Distributions to non-U.S. shareholders that are attributable to gain from Post’s sales of U.S. real property interests generally will be subject to the taxation and withholding regime applicable to ordinary income dividends only if (1) dividends are received with respect to a class of stock that is “regularly traded” on a domestic “established securities market,” both as defined by applicable Treasury Regulations, and (2) the non-U.S. shareholder does not own more than 5% of that class of stock at any time during the one year period ending on the date of distribution. If both of these conditions are satisfied, qualifying non-U.S. shareholders will not be subject to withholding or reporting under Section 897 of the Code with respect to such dividends, and corporate non-U.S. shareholders will not be required to pay branch profits tax. Instead, these dividends will be subject to U.S. federal income tax and withholding as ordinary dividends unless reduced by applicable treaty.

Except as discussed above, for any year in which Post qualifies as a REIT, distributions that are attributable to gain from the sale or exchange of a U.S. real property interest are taxed to a non-U.S. shareholder as if these distributions were gains effectively connected with a trade or business in the U.S. conducted by the U.S. shareholder. A non-U.S. shareholder that does not qualify for the special rule discussed above will be taxed on these amounts at the normal rates applicable to a U.S. shareholder and will be required to file a U.S. federal income tax return reporting these amounts. If such a non-U.S. shareholder is a corporation, it also may owe the 30% branch profits tax with respect to these amounts. Post or other applicable withholding agents will be required to withhold and remit to the IRS 35% of the amount treated as gain from the sale of U.S. real property interests. The amount withheld is creditable against the non-U.S. shareholder’s U.S. federal income tax liability or refundable when the non-U.S. shareholder properly files a tax return with the IRS.

Undistributed Capital Gain. Although the law is not clear, it appears that amounts Post designates as undistributed capital gains in respect of Post’s shares held by non-U.S. shareholders generally should be treated in the same manner as actual distributions by Post of capital gain dividends. Under that approach, the non-U.S. shareholder would be able to offset as a credit against its U.S. federal income tax liability resulting therefrom its proportionate share of the tax paid by Post on the undistributed capital gains treated as long-term capital gain to the non-U.S. shareholder, and generally to receive from the IRS a refund to the extent its proportionate share of the tax paid by Post were to exceed the non-U.S. shareholder’s actual U.S. federal income tax liability on such long-term capital gain. If Post were to designate any portion of Post’s net capital gain as undistributed capital gain, non-U.S. shareholders should consult their tax advisors regarding the taxation of such undistributed capital gain.

Sale of Common Stock. Gain recognized by a non-U.S. shareholder from the sale or exchange of shares of Post’s common stock generally will not be subject to U.S. federal income tax unless:

(1) the investment in Post’s common stock is effectively connected with the non-U.S. shareholder’s U.S. trade or business, in which case the non-U.S. shareholder generally will be subject to the same treatment as domestic shareholders with respect to any gain (and corporate non-U.S. shareholders may be subject to the additional branch profits tax under certain circumstances);

(2) the non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains from United States sources for the taxable year; or

(3) the shares of Post’s common stock constitute a U.S. real property interest within the meaning of Section 897 of the Code, as described below.

Shares of Post’s common stock will not constitute a U.S. real property interest if Post is a domestically controlled REIT. Post will be a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of Post’s stock is held, directly or indirectly, by non-U.S. shareholders. We believe that Post is a domestically controlled REIT and, therefore, that the sale of shares of Post’s common stock should not be subject to taxation as U.S. real property interests. Because Post’s stock is publicly traded, however, we cannot guarantee that Post is or will continue to be a domestically controlled REIT.

Specific wash sale rules applicable to sales of stock could result in the recognition of gain, taxable under Section 897 of the Code, even if Post is a domestically controlled REIT. These rules would apply if a non-U.S. shareholder (1) disposes of Post’s common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been taxable to such non-U.S. shareholder as gain from the sale or exchange of a U.S. real property interest, (2) acquires, or enters into a contract or option to acquire, other shares of Post’s common stock during the 61-day period that begins 30 days prior to such ex-dividend date, and (3) if Post’s common stock is “regularly traded” on an established securities market in the United States, such non-U.S. shareholder has owned more than 5% of Post’s outstanding common stock at any time during the one-year period ending on the date of such distribution.

Even if Post does not qualify as a domestically controlled REIT, gain arising from the sale by a non-U.S. shareholder of shares Post’s common stock will not be subject to U.S. federal income tax as effectively connected income if:

(1) the class of shares sold is considered (under applicable Treasury Regulations) regularly traded on an established securities market, such as the New York Stock Exchange; and

(2) the selling non-U.S. shareholder owned, actually or constructively, 5% or less in value of the outstanding class of shares being sold throughout the shorter of the period during which the non-U.S. shareholder held such class of shares or the five-year period ending on the date of the sale or exchange.

If gain on the sale or exchange of shares of Post’s common stock by a non-U.S. shareholder is treated as gain from the sale of a U.S. real property interest, the non-U.S. shareholder would be subject to regular U.S. federal income tax with respect to any gain on a net basis in the same manner as a taxable U.S. shareholder, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. , and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Information Reporting and Backup Withholding

U.S. Shareholders. In general, information reporting requirements will apply to distributions on Post’s common stock and payments of the proceeds of the sale of shares of Post’s common stock to some U.S. shareholders, unless an exception applies. In addition, backup withholding on such payments (at the fourth lowest rate of tax applicable to individuals) will apply if:

(1) the payee fails to furnish a taxpayer identification number, or TIN, to the payer or fails to establish an exemption from backup withholding;

(2) the IRS notifies the payer that the TIN furnished by the payee is not correct;

(3) there has been a notified payee underreporting with respect to interest, dividends, or original issue discount; or

(4) there has been a failure of the payee to certify under penalties of perjury that the payee is not subject to backup withholding under the Code.

Some shareholders, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a shareholder will be allowed as a credit against the shareholder’s U.S. federal income tax liability and may entitle the shareholder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. Shareholders. Generally, information reporting will apply to distributions on Post’s common stock to non-U.S. shareholders. In addition, backup withholding described above may apply to distributions (to the extent such distributions are not otherwise subject to U.S. withholding tax), unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of common stock to or through the United States office of a United States or foreign broker will be subject to information reporting and, possibly, backup withholding, or the withholding tax for non-U.S. shareholders, as applicable, unless the non-U.S. shareholder certifies as to its non-U.S. status or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the shareholder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The proceeds of the disposition by a non-U.S. shareholder of shares of Post’s common stock to or through the foreign office of a broker generally will not be subject to information reporting or backup withholding, unless the broker has certain connections with the United States.

FATCA Legislation Relating to Foreign Accounts

The Foreign Account Tax Compliance Act (FATCA) may impose withholding taxes on U.S. source payments made after December 31, 2013 to “foreign financial institutions” and certain other non-U.S. entities and on certain non-U.S. source “pass-through” payments made, and disposition proceeds of U.S. securities realized, after December 31, 2014. Under FATCA, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. shareholders who own shares of common stock through foreign accounts or foreign intermediaries and to certain non-U.S. shareholders. FATCA imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, Post’s common stock paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity that is not a financial institution either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution, as a general matter, it must enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. Prospective shareholders should consult their tax advisors regarding FATCA and the status of any related regulations or other guidance.

Other Tax Consequences

Post’s shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which they own property, transact business or reside. The state and local tax treatment of Post’s shareholders may not conform to the federal income tax consequences discussed above, although shareholders who are individuals generally should not be required to file state income tax returns outside of their state of residence with respect to Post’s operations and distributions.

Tax Shelter Reporting

If a holder of Post’s common stock recognizes a loss as a result of a transaction with respect to the common stock of at least (1) $2 million or more in a single taxable year or $4 million or more in a combination of taxable years, for a stockholder that is an individual, S corporation, trust, or a partnership with at least one non-corporate partner, or (2) $10 million or more in a single taxable year or $20 million or more in a combination of taxable years, for a stockholder that is either a corporation or a partnership with only corporate partners, such stockholder may be required to file a disclosure statement with the IRS on Form 8886. Direct holders of portfolio securities are in many cases exempt from this reporting requirement, but holders of REIT securities currently are not exempt. The fact that a loss is reportable under these Treasury Regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. The Code imposes significant penalties for failure to comply with these requirements. Shareholders should consult their tax advisers concerning any possible disclosure obligation with respect to the receipt or disposition of Post’s common stock, or transactions that Post might undertake directly or indirectly. Moreover, shareholders should be aware that Post and other participants in the transactions in which Post is involved (including their advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Taxation of Holders of Preferred Stock, Depositary Shares and Debt Securities

If Post offers one or more series of preferred stock or depositary shares, if Post Apartment Homes offers debt securities, or if selling security holders resell such securities, then there may be tax consequences for the holders of such securities not discussed herein. For a discussion of any such additional consequences, see the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We and any selling security holders may sell any securities:

•	through underwriters or dealers;

•	through agents; or

•	directly to one or more purchasers.

If any securities are sold pursuant to this prospectus by any persons other than Post or Post Apartment Homes, we will, in a prospectus supplement, name the selling security holders, indicate the nature of any relationship such holders have had with us or any of our affiliates during the three years preceding such offering, state the amount of securities of the class owned by such security holder prior to the offering and the amount to be offered for the security holder’s account and state the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering.

The distribution of the securities may be effected from time to time in one or more transactions:

•	at a fixed price or prices, which may be changed from time to time;

•	at market prices prevailing at the time of sale; or

•	at prices related to such prevailing market prices, or at negotiated prices.

For each series of securities, the prospectus supplement will set forth the terms of the offering including:

•	the price at which such securities will be offered;

•	the names of any underwriters, dealers or agents;

•	the purchase price of the securities;

•	our proceeds from the sale of the securities;

•	any underwriting discounts, agency fees, or other compensation payable to underwriters or agents;

•	any discounts or concessions allowed or reallowed or repaid to dealers; and

•	the securities exchanges on which the securities will be listed, if any.

If we or any selling security holders use underwriters in the sale, they will buy the securities for their own account. The underwriters may then resell the securities in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale or thereafter. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if they purchase any securities. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. In connection with an offering, underwriters and selling group members and their affiliates may engage in transactions to stabilize, maintain or otherwise affect the market price of the securities in accordance with applicable law.

Underwriters and agents in any distribution contemplated hereby, including but not limited to at-the-market equity offerings, will be named in the applicable prospectus supplement. Underwriters or agents could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act, which includes sales made directly on the New York Stock Exchange, the existing trading market for our common stock, or sales made to or through a market maker other than on an exchange. At-the-market offerings may not exceed 10% of the aggregate market value of our outstanding voting securities held by non-affiliates on a date within 60 days prior to the filing of the registration statement of which this prospectus is a part.

If we use dealers in the sale, we will sell securities to such dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by such dealers at the time of resale. If we use agents in the sale, they will use their reasonable best efforts to solicit purchases for the period of their appointment. If we sell directly, no underwriters or agents would be involved. We are not making an offer of securities in any state that does not permit such an offer.

Underwriters, dealers and agents that participate in the securities distribution may be deemed to be underwriters as defined in the Securities Act of 1933. Any discounts, commissions, or profit they receive when they resell the securities may be treated as underwriting discounts and commissions under that Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including certain liabilities under the Securities Act of 1933, or to contribute with respect to payments that they may be required to make.

We may authorize underwriters, dealers or agents to solicit offers from certain institutions whereby the institution contractually agrees to purchase the securities from us on a future date at a specific price. This type of contract may be made only with institutions that we specifically approve. Such institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these contracts.

In connection with an offering of securities, the underwriters may purchase and sell securities in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves sales of securities in excess of the principal amount of securities to be purchased by the underwriters in an offering, which creates a short position for the underwriters. Covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of securities made for the purpose of preventing or retarding a decline in the market price of the securities while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the securities being offered. They may also cause the price of the securities being offered to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

The securities, other than the common stock, will be new issues of securities with no established trading market and unless otherwise specified in the applicable prospectus supplement, we will not list any series of the securities on any exchange. It has not presently been established whether the underwriters, if any, of the securities will make a market in the securities. If the underwriters make a market in the securities, such market making may be discontinued at any time without notice. No assurance can be given as to the liquidity of the trading market for the securities.

LEGAL MATTERS

King & Spalding LLP will pass upon the legality of the securities offered by this prospectus. King & Spalding LLP will pass upon certain tax matters related to Post. Herschel M. Bloom, retired partner of King & Spalding LLP, is a director of Post.

EXPERTS

The consolidated financial statements and related financial statement schedule, incorporated in this Prospectus by reference from Post Properties Inc.’s Annual Report on Form 10-K, and the effectiveness of Post Properties Inc.’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report (1) expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to Post Properties, Inc.’s change in presentation of comprehensive income due to the adoption of Accounting Standards Update 2011-05 and (2) expresses an unqualified opinion on internal control over financial reporting). Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements and related financial statement schedule, incorporated in this Prospectus by reference from Post Apartment Homes L.P.’s Annual Report on Form 10-K, and the effectiveness of Post Apartment Homes, L.P.’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference (which report (1) expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the Post Apartment Homes, L.P.’s change in presentation of comprehensive income due to the adoption of Accounting Standards Update 2011-05 and (2) expresses an unqualified opinion on internal control over financial reporting). Such financial statements and financial statement schedule have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$250,000,000

Post Apartment Homes, L.P.

3.375% Notes due 2022

Prospectus supplement

Wells Fargo Securities

J.P. Morgan

SunTrust Robinson Humphrey

PNC Capital Markets LLC

Mitsubishi UFJ Securities

BB&T Capital Markets

Capital One Southcoast

TD Securities

US Bancorp

The Williams Capital Group, L.P.

November 2, 2012